旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST 真維斯
( Incorporated in Bermuda with limited liability )
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

December 18 , 2002

**BY REGISTERED MAIL**

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA



Attn: Mr. Frank Zarb

Dear Sirs



**Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)**

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated October 25, 2002 regarding the connected transactions published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on October 28, 2002;

2. The Company's announcement dated December 2, 2002 regarding the interim results for the six months ended September 30, 2002 published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on December 3, 2002;

3. The Company's 2002/2003 Interim Report dated December 2, 2002; and

4. The Company's announcement dated December 3, 2002 regarding the change of accounting year end date published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on December 4, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

dlw 1/7



ltrs.香港九龍觀塘巧明街九十七號旭日集團大廈二字樓
電話：（八五二）二二六三 三〇〇〇 傳真：（八五二）二三四三 三二一七

旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST 真維斯
( Incorporated in Bermuda with limited liability )
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217



Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully
For and on behalf of
**Glorious Sun Enterprises Limited**

Timon Liu
Company Secretary

Encl.

c.c. Ms Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Ms Agnes Kan of The Bank of New York, Hong Kong Branch – w/o encl (akan@bankofny.com)
Mr. Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl


香港九龍觀塘巧明街九十七號旭日集團大廈二字樓
電話：（八五二）二二六三 三〇〇〇 傳真：（八五二）二三四三 三二一七

旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST 真維斯
( Incorporated in Bermuda with limited liability )
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

December 18 , 2002

**BY REGISTERED MAIL**

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

02 DEC 30 PM 9:03

Attn: Mr. Frank Zarb

Dear Sirs

**Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)**

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated October 25, 2002 regarding the connected transactions published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on October 28, 2002;

2. The Company's announcement dated December 2, 2002 regarding the interim results for the six months ended September 30, 2002 published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on December 3, 2002;

3. The Company's 2002/2003 Interim Report dated December 2, 2002; and

4. The Company's announcement dated December 3, 2002 regarding the change of accounting year end date published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on December 4, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

.../2

CHINA DAILY HONG KONG EDITION MONDAY, OCTOBER 28, 2002



# GLORIOUS SUN ENTERPRISES LIMITED

*(Incorporated in Bermuda with limited liability)*

## CONNECTED TRANSACTIONS

The Directors announce that three wholly-owned subsidiaries of the Company have entered into the Tenancy Agreements and Licence Agreements with companies owned by Mr. Charles Yeung and Mr. Yeung Chun Fan, Directors and Substantial Shareholders.

The Tenancy Agreements and Licence Agreements have been entered into in the ordinary course of business of the Company, on normal commercial terms, at market rates, and on arm's length basis.

The Directors also announce that currently, the Group has been selling merchandise to NZ Company, a company owned by Mr. Charles Yeung and Mr. Yeung Chun Fan, Directors and Substantial Shareholders. All these transactions are conducted on normal commercial terms and in the ordinary and usual course of business of the Group.

The Tenancy Agreements, the Licence Agreements and the sale of merchandise constitute connected transactions for the Company. Under Rule 14.25(1) of the Listing Rules, the Tenancy Agreements and the Licence Agreements are only subject to disclosure requirements.

It is envisaged that the Group will from time to time sell merchandise to NZ Company. Therefore, the Company has applied to the Stock Exchange for a waiver of strict compliance with the disclosure requirements under Rule 14.25(1) of the Listing Rules.

### A. TENANCY AGREEMENTS/LICENCE AGREEMENTS – PRINCIPAL TERMS

| | | |
|---|---|---|
| (i) | Agreement date | : 25 October 2002 |
| | Premises leased | : 2nd Floor, Houtex Industrial Building, 16 Hung To Road, Kwun Tong, Kowloon, Hong Kong with a total gross floor area of 11,521 square feet |
| | Use of premises | : warehouse |
| | Landlord | : Houtex |
| | Tenant | : Glorious Sunshine |
| | Term | : Three years commencing on 1 August 2002 and expiring on 31 July 2005 |
| | Rent | : HK$48,860 per month (equivalent to HK$586,320 annually) exclusive of rates, management charges and all other outgoings |
| | Management fee | : HK$11,521 per month (equivalent to HK$138,252 annually) paid to GS Property Management |
| (ii) | Agreement date | : 25 October 2002 |
| | Premises leased | : 3rd Floor, Houtex Industrial Building, 16 Hung To Road, Kwun Tong, Kowloon, Hong Kong with a total gross floor area of 11,521 square feet |
| | Use of premises | : warehouse |
| | Landlord | : Houtex |
| | Tenant | : Parkent |
| | Term | : Two years eight months and twelve days commencing on 20 November 2002 and expiring on 31 July 2005 |
| | Rent | : HK$49,204 per month (equivalent to HK$590,448 annually) exclusive of rates, management charges and all other outgoings |
| | Management fee | : HK$11,521 per month (equivalent to HK$138,252 annually) paid to GS Property Management |
| (iii) | Agreement date | : 25 October 2002 |
| | Premises leased | : Shops units on Ground Floor, Block Nos. 2 to 5 of Chengsi Garden, Jiangbei Small District No. 12, Huizhou, Guangdong Province, the People's Republic of China with a total gross floor area of 15,699 square feet |
| | Use of premise | : office premises |
| | Landlord | : Gloryear |
| | Tenant | : Advancetex |
| | Term | : One year commencing on 1 January 2003 and expiring on 31 December 2003 |
| | Rent | : RMB34,538 per month (approximately HK$32,811) (equivalent to RMB414,456 (approximately HK$393,733) annually) |
| | Management fee | : RMB3,790.2 (approximately HK$3,601) per month (equivalent to RMB45,482.4 (approximately HK$43,208) annually) paid to Hua Cheng |
| (iv) | Agreement date | : 25 October 2002 |
| | Premises | : Unit A on 3rd Floor, Houtex Industrial Building, 16 Hung To Road, Kwun Tong, Kowloon, Hong Kong with a total gross floor area of 6,162 square feet |
| | Use of premises | : warehouse |
| | Owner | : Houtex |
| | Licensee | : Glorious Sunshine |
| | Term | : Three months commencing on 1 August 2002 and expiring on 31 October 2002 |
| | Rent | : HK$26,160 per month (equivalent to HK$78,480 for the whole term) exclusive of rates, management charges and all other outgoings |
| | Management fee | : HK$6,162 per month (equivalent to HK$18,486 for the whole term) paid to GS Property Management |
| (v) | Agreement date | : 25 October 2002 |
| | Premises | : Unit B on 3rd Floor, Houtex Industrial Building, 16 Hung To Road, Kwun Tong, Kowloon, Hong Kong with a total gross floor area of 5,359 square feet |
| | Use of premises | : warehouse |
| | Owner | : Houtex |
| | Licensee | : Parkent |
| | Term | : Three months and nineteen days commencing on 1 August 2002 and expiring on 19 November 2002 |
| | Rent | : HK$23,044 per month (equivalent to HK$83,727 for the whole term) exclusive of rates, management charges and all other outgoings |
| | Management fee | : HK$5,359 per month (equivalent to HK$19,471 for the whole term) paid to GS Property Management |

DTZ Debenham Tie Leung Limited, an independent professional valuer, has assessed the rentals in respect of the properties described in paragraphs A(i), A(ii), A(iv) and A(v) above on 13 July 2002 and the property described in paragraph A(iii) above on 10 October 2002. DTZ Debenham Tie Leung Limited is of the opinion that the rentals in respect of the properties are at market value.

Based on the property valuation of DTZ Debenham Tie Leung Limited, the Directors, including the independent non-executive Directors, consider that the Tenancy Agreements and Licence Agreements have been entered into in the ordinary course of business of the Company, on normal commercial terms, at market rates, and on arm's length basis and are fair and reasonable so far as the shareholders of the Company are concerned.

Details of the Tenancy Agreements and the Licence Agreements as set out in Rule 14.25(1)(A) to (D) of the Listing Rules will be disclosed in the Company's next published annual report.

### D. THE WAIVER APPLICATION

Since the sale of merchandise will be on an on-going basis, the Directors consider that it would be impracticable for the Group to make press announcements on each occasion they arise. In addition, the Directors do not anticipate that the annual gross sales of merchandise by the Group to NZ Company will be greater than HK$20,000,000. Therefore, the Company has submitted an application to the Stock Exchange for a waiver from strict compliance with the disclosure requirements under Rule 14.25(1) of the Listing Rules in respect of the transactions for publication of a press announcement on each occasion as they are entered into. The conditions of such waiver are:

1. The transactions shall be entered into:
   (a) by the Group in the ordinary and usual course of its business;
   (b) on normal commercial terms and on arm's length basis or if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no more favourable than terms available to independent third parties;
   (c) in accordance with the terms of the agreements governing such transactions, or where there are no such agreements, on terms no more favourable than terms available to independent third parties;
   (d) on terms that are fair and reasonable so far as the shareholders of the Company are concerned and are in the interest of the Group as a whole;
2. the aggregate annual value of the transactions for each financial year in question shall not exceed the higher of HK$10 million or 3 per cent. of the consolidated net tangible assets of the Group as disclosed in its latest published audited accounts;
3. the details of the transactions, as required by Rule 14.25(1)(A) to (D) of the Listing Rules, will be disclosed in the Company's annual report for each of the financial year in question;
4. the independent non-executive Directors shall review the transactions annually and confirm in the Company's annual report for each financial year in question that the transactions were conducted in the manner as stated in paragraphs 1 and 2 above;
5. the auditors of the Company shall review the transactions annually, and confirm to the Directors in writing, which a copy will be provided to the Stock Exchange, that:
   (a) the transactions have received the approval of the Directors (including the independent non-executive Directors);
   (b) the transactions have been entered into on normal commercial terms and on arm's length basis or if there is not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no more favourable than terms available to independent third parties;
   (c) the transactions have been entered into: where there are agreements governing such transactions, such transactions have been carried out in accordance with the terms of the agreements governing such transactions, or where there are no such agreements, on terms no more favourable than terms available to independent third parties; and
   (d) the aggregate annual value of the transactions for each financial year in question shall not exceed the limitation as set out in paragraph 2 above;

   Where, for whatever reason, the auditors of the Company decline to accept the engagement or are unable to provide the auditors' written confirmation, the Directors shall contact the Stock Exchange immediately;
6. the Group and NZ Company shall provide to the Stock Exchange an undertaking, for so long as the shares of the Company are listed on the Stock Exchange, each of the Group and NZ Company shall provide the auditors of the Company with full access to their relevant records to carry out the review of the connected transactions described in paragraph 5 above; and
7. in the event that the value of the transactions exceeds the annual cap amount set out in paragraph 2 above, the Company will have to comply with the relevant provisions under Chapter 14 of the Listing Rules.

### E. DEFINITIONS

| | |
|---|---|
| "Advancetex" | Advancetex International Trading (HK) Company Limited 大進國際貿易(香港)有限公司, a wholly-owned subsidiary of the Company |
| "Company" | Glorious Sun Enterprises Limited |
| "Directors" | directors of the Company |
| "Glorious Sunshine" | Glorious Sunshine Textiles Company Limited 明耀紡織有限公司, a wholly-owned subsidiary of the Company |
| "Gloryear" | Gloryear Management Limited 輝年管理有限公司, a company incorporated in Hong Kong and owned as to 50% by each of Mr. Charles Yeung and Mr. Yeung Chun Fan respectively, both of whom are the Directors |
| "Group" | the Company and its subsidiaries or, where the context so requires, any of them |
| "GS Property Management" | G. S. Property Management Limited, a company incorporated in Hong Kong and owned as to 66 $^{2}/_{3}$% and 33 $^{1}/_{3}$% by Mr. Charles Yeung and Mr. Yeung Chun Fan respectively, both of whom are the Directors |
| "Houtex" | Houtex Investments Limited 志成投資有限公司, a company incorporated in Hong Kong and owned as to 62% and 33% by Mr. Charles Yeung and Mr. Yeung Chun Fan respectively, both of whom are the Directors |
| "Hua Cheng" | Huizhou Hua Cheng Real Estate Co. Ltd. 惠州花城房產有限公司, a sino-foreign cooperative joint venture enterprise incorporated in the People's Republic of China to which The Glorious Sun is a party |
| "Licence Agreements" | the licence agreements in relation to the leasing of the properties described in paragraphs A(iv) and A(v)above |

香港經濟日報　2002年10月28日　星期一



# GLORIOUS SUN ENTERPRISES LIMITED
# (旭日企業有限公司)

(於百慕達註冊成立之有限公司)

## 關連交易

董事公佈，本公司三間全資附屬公司，已與由本公司董事及主要股東楊釗先生和楊勳先生擁有之公司簽訂租賃協議及短期租約。

該等租賃協議和短期租約乃在本公司之日常業務過程中，按一般商業條款以市場價格及公平原則協商訂立。

董事並且公佈，目前，本集團向NZ公司出售商品。NZ公司為本公司董事及主要股東楊釗先生和楊勳先生擁有之公司。該等交易乃在本集團日常業務中按一般正常商業條款進行。

該等租賃協議、短期租約和出售商品構成本公司之關連交易。按上市規則第14.25(1)條，該等租賃協議和短期租約只需按披露要求公佈。

預期本集團將不時向NZ公司出售商品。因此，本公司已向聯交所申請豁免嚴格遵守上市規則第14.25(1)條之披露規定。

### 甲、租賃協議／短期租約之主要條款

| | | |
|---|---|---|
| (i) | 協議日期 | 二零零二年十月二十五日 |
| | 出租物業 | 香港九龍官塘鴻圖道16號志成工業大廈2樓，面積為11,521平方呎 |
| | 物業用途 | 貨倉 |
| | 業主 | 志成 |
| | 租客 | 明燈 |
| | 年期 | 三年，由二零零二年八月一日起計，並於二零零五年七月三十一日屆滿 |
| | 租金 | 每月48,860港元（相等於每年586,320港元），並不包括差餉、管理費及其他費用 |
| | 管理費 | 每月11,521港元（相等於每年138,252港元），繳付予GS Property Management |
| (ii) | 協議日期 | 二零零二年十月二十五日 |
| | 出租物業 | 香港九龍官塘鴻圖道16號志成工業大廈3樓，面積為11,521平方呎 |
| | 物業用途 | 貨倉 |
| | 業主 | 志成 |
| | 租客 | 柏健 |
| | 年期 | 兩年八個月十二日，由二零零二年十一月二十日起計，並於二零零五年七月三十一日屆滿 |
| | 租金 | 每月49,204港元（相等於每年590,448港元），並不包括差餉、管理費及其他費用 |
| | 管理費 | 每月11,521港元（相等於每年138,252港元）繳付予GS Property Management |
| (iii) | 協議日期 | 二零零二年十月二十五日 |
| | 出租物業 | 中華人民共和國廣東省惠州江北小區十二號城市花園第二至五座地下商舖，面積為15,699平方呎 |
| | 物業用途 | 寫字樓 |
| | 業主 | 輝年 |
| | 租客 | 大進 |
| | 年期 | 一年，由二零零三年一月一日起計，並於二零零三年十二月三十一日屆滿 |
| | 租金 | 每月人民幣34,538元（約32,811港元）（相等於每年人民幣414,456元（約393,733港元）） |
| | 管理費 | 每月人民幣3,790.2元（約3,601港元）（相等於每年人民幣45,482.4元（約43,208港元））繳付予花城 |
| (iv) | 協議日期 | 二零零二年十月二十五日 |
| | 出租物業 | 香港九龍官塘鴻圖道16號志成工業大廈3樓A單位，面積為6,162平方呎 |
| | 物業用途 | 貨倉 |
| | 業主 | 志成 |
| | 租客 | 明燈 |
| | 年期 | 三個月，由二零零二年八月一日起計，並於二零零二年十月三十一日屆滿 |
| | 租金 | 每月26,160港元（相等於全期78,480港元），並不包括差餉、管理費及其他費用 |
| | 管理費 | 每月6,162港元（相等於全期18,486港元），繳付予GS Property Management |
| (v) | 協議日期 | 二零零二年十月二十五日 |
| | 出租物業 | 香港九龍官塘鴻圖道16號志成工業大廈3樓B單位，面積為5,359平方呎 |
| | 物業用途 | 貨倉 |
| | 業主 | 志成 |
| | 租客 | 柏健 |
| | 年期 | 三個月十九日，由二零零二年八月一日起計，並於二零零二年十一月十九日屆滿 |
| | 租金 | 每月23,044港元（相等於全期83,727港元），並不包括差餉、管理費及其他費用 |
| | 管理費 | 每月5,359港元（相等於全期19,471港元），繳付予GS Property Management |

### 丁、豁免申請

由於出售商品將持續進行，董事認為本集團就每次關連交易之進行刊發公佈並不可行。此外，董事並不預期本集團每年向NZ公司出售商品之總額會超逾20,000,000港元。因此，本公司已向聯交所申請，就該等交易獲豁免嚴格遵守上市規則第14.25(1)條關於每次交易之進行刊發公佈的披露規定。上述豁免之條件如下：

1. 進行交易時：
   (a) 交易乃本集團在其日常業務範圍內進行；
   (b) 交易乃按一般商業條款及公平原則進行，或倘若未有充足可資比較之交易案例以評定有關交易是否按一般商業條款訂立，則按不遜於向其他獨立第三方提出之條款而訂立；
   (c) 倘訂有協議規範有關交易，有關交易乃按規範交易之協議條款進行，或在無訂立協議情況下，則按不優厚於提供予獨立第三者之條款進行；
   (d) 交易之條款就本公司股東而言乃公平合理，而且符合本集團利益；
2. 每財政年度之總交易價值將不超過10,000,000港元或本集團之最新公佈經審核賬目內所披露之綜合有形資產淨值之3%（以較高者為準）；
3. 每財政年度之交易詳情將根據上市規則第14.25(1)(A)至(D)條之規定在有關年度之本公司年報內披露；
4. 獨立非執行董事須每年審閱有關交易，並在本公司之年報內確認，有關年度之年報及賬目乃按上文第1及2段所述方式訂立；
5. 本公司核數師須每年審閱有關交易，並向董事書面確認（該確認書副本將提交聯交所），表示：
   (a) 交易已獲董事（包括獨立非執行董事）批准；
   (b) 交易乃按一般商業條款及公平原則進行，或倘若未有充足可資比較之交易案例以評定有關交易是否按一般商業條款訂立，則按不遜於向其他獨立第三方提出之條款而訂立；
   (c) 進行交易時，倘訂有協議規範有關交易，有關交易乃按規範交易之協議條款進行，或在無訂立協議情況下，則按不優厚於提供予獨立第三者之條款進行；及
   (d) 每財政年度之總交易價值不超過上文第2段所述的上限；

   倘若核數師基於任何理由拒絕接受上述委聘或未能提供核數師函件，董事應立即聯絡聯交所；
6. 本集團及NZ公司亦將會承諾，只要本公司的股份在聯交所上市，本集團及NZ公司將會向本公司核數師全面提供其有關記錄，以供核數師審核按上文5段所述關連交易；及
7. 倘交易價值超逾上文2段所述之上限，本公司將須遵守上市規則第十四條之有關規定。

### 戊、釋義

| | | |
|---|---|---|
| 「大進」 | 指 | 大進國際貿易(香港)有限公司，一間為本公司全資擁有之附屬公司。 |
| 「本公司」 | 指 | Glorious Sun Enterprises Limited（旭日企業有限公司） |
| 「董事」 | 指 | 本公司之董事 |
| 「明燈」 | 指 | 明燈紡織有限公司，一間為本公司全資擁有之附屬公司 |
| 「輝年」 | 指 | 輝年管理有限公司，一間在香港成立，並為董事楊釗先生及楊勳先生分別持有50%股權之公司 |
| 「本集團」 | 指 | 本公司及其附屬公司，或如文義所需，任何一間附屬公司 |
| 「GS Property Management」 | 指 | G. S. Property Management Limited，一間在香港成立，並為董事楊釗先生及楊勳先生分別持有66⅔%及33⅓%股權之公司 |
| 「志成」 | 指 | 志成投資有限公司，一間在香港成立，並為董事楊釗先生及楊勳先生分別持有62%及33%股權之公司 |

B. SALE OF MERCHANDISE

On 10 July 2002, the disposal of NZ Company (formerly a wholly-owned subsidiary of the Company) by the Company to a company owned by Mr. Charles Yeung and Mr. Yeung Chun Fan, Directors and Substantial Shareholders, was completed. Details of the disposal can be referred to the announcement of the Company dated 10 June 2002. Since then, any transactions between the Group and NZ Company constitute connected transactions for the Company under the Listing Rules.

Currently, the Group has been selling merchandise to NZ Company. For the period from 10 July 2002 to 24 October 2002, the total amount of merchandise sold by the Group to NZ Company is A$156,375 (equivalent to HK$673,976). The Directors, including the independent non-executive Directors, confirm that the sale arrangements between the Group and NZ Company are on normal commercial terms and in the ordinary and usual course of business of the Group and are fair and reasonable so far as the shareholders of the Company are concerned.

The Group is principally engaged in the retailing, export and production of casual wear.

C. CONNECTED TRANSACTIONS

Since Houtex, Gloryear, GS Property Management, Hua Cheng and NZ Company are companies owned by Mr. Charles Yeung and Mr. Yeung Chun Fan, Houtex, Gloryear, GS Property Management, Hua Cheng and NZ Company are therefore associates (as defined in the Listing Rules) of Mr. Charles Yeung and Mr. Yeung Chun Fan, Directors and Substantial Shareholders. Accordingly, the Tenancy Agreements, the Licence Agreements and the sale of merchandise constitute connected transactions for the Company under the Listing Rules. The Tenancy Agreements and the Licence Agreements fall within the de minimus provisions under Rule 14.25(1) of the Listing Rules since the annual aggregate rentals and management fees of the Tenancy Agreements and the Licence Agreements represent less than 3 per cent. of the book value of the net tangible assets of the Company as at 31 March 2002, being the date of the latest published audited consolidated accounts of the Company. The sale of merchandise is within the threshold of Rule 14.24 (5) of the Listing Rules.

The Company will comply with the relevant requirements under Chapter 14 of the Listing Rules should the amount of such transactions exceed the de minimus threshold as set out in Rule 14.25(1) of the Listing Rules.

| | |
|---|---|
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Parkent" | Parkent Industries Limited 柏健實業有限公司, a wholly-owned subsidiary of the Company |
| "NZ Company" | Jeanswest Corporation (New Zealand) Limited, a company incorporated in New Zealand and is indirectly owned as to 75% by Mr. Charles Yeung and Mr. Yeung Chun Fan, both of whom are the Directors |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Substantial Shareholders" | substantial shareholders of the Company, namely Mr. Charles Yeung and Mr. Yeung Chun Fan through two companies owned by them (namely Glorious Sun Holdings (BVI) Limited and Advancetex Holdings (BVI) Limited) together hold approximately 62.81% of the issued capital of the Company |
| "Tenancy Agreements" | the tenancy agreements in relation to the leasing of the properties described in paragraphs A(i) to A(iii) above |
| "The Glorious Sun" | The Glorious Sun Holdings Limited 旭日集團有限公司, a company incorporated in Hong Kong and owned as to 50% by each of Mr. Charles Yeung and Mr. Yeung Chun Fan respectively, both of whom are the Directors |
| "A$" | Australian dollars, the lawful currency of Australia |
| "HK$" | Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region |
| "RMB" | Renminbi, the lawful currency of The People's Republic of China |

*(For the purpose of this announcement, the exchange rate of Australian dollars to Hong Kong dollars is A$1.00 to HK$4.31 and the exchange rate of Renminbi to Hong Kong dollars is RMB1.00 to HK$0.95)*

By Order of the Board
**Timon Liu**
*Company Secretary*

Hong Kong, 25 October 2002

獨立專業估值師戴德梁行有限公司，已於二零零二年七月十三日就上文第甲(i)、甲(ii)、甲(iv)和甲(v)段所述之物業及於二零零二年十月十日就上文第甲(iii)段所述之物業之租金進行評估。戴德梁行有限公司認為該等物業之租金為市場價值。

根據戴德梁行有限公司之物業估值報告，董事，包括獨立非執行董事，認為該等租賃協議和短期租約乃在本公司之日常業務過程中，按一般商業條款以市場價格及公平原則協商訂立，並就本公司股東而言乃屬公平合理。

## 乙、出售商品

於二零零二年七月十日，本公司已完成出售NZ公司（前為本公司之全資擁有之附屬公司）予董事及主要股東楊釗先生和楊勳先生持有的公司的手續，有關詳情可參閱本公司之二零零二年六月十日之公佈。自此，任何本集團與NZ公司之交易，根據上市規則，均構成本公司之關連交易。

目前，本集團向NZ公司出售商品。由二零零二年七月十日至二零零二年十月二十四日期間，本集團向NZ公司出售商品之總值為156,375澳元（相等於673,976港元）。董事，包括獨立非執行董事，確認本集團與NZ公司之銷售安排，乃在本集團日常業務中按一般正常商業條款進行，並就本公司股東而言乃屬公平合理。

本集團主要業務是經營休閒服之零售、出口及製造。

## 丙、關連交易

因志成、輝年、GS Property Management、花城和NZ公司為楊釗先生和楊勳先生擁有之公司，故志成、輝年、GS Property Management、花城和NZ公司為本公司董事及主要股東楊釗先生及楊勳先生之聯繫人士（按上市規則所定義）。該等租賃協議、短期租約和出售商品構成本公司之關連交易。由於該等租賃協議和短期租約每年之租金及管理費的總數額低於本公司於二零零二年三月三十一日（為本公司最近期公佈之經審核綜合賬目）有形資產的賬面淨值的3%，該等交易屬於上市規則第14.25(1)條的最低額免水平範圍。而出售商品屬於上市規則第14.24(5)條的範圍之內。

倘若該等交易超出上市規則第14.25(1)條的最低額免水平範圍，本公司將遵守上市規則第14章的相關規定。

有關租賃協議和短期租約之詳情，將按上市規則第14.25(1)(A)至(D)條的規定列出，並於本公司下一次刊發之年報內予以披露。

| | | |
|---|---|---|
| 「花城」 | 指 | 惠州花城房產有限公司，一間在中華人民共和國成立的中外合作公司，旭日為其中一方 |
| 「短期租約」 | 指 | 如上文第甲(iv)和甲(v)段所述有關出租物業之短期租約 |
| 「上市規則」 | 指 | 香港聯合交易所有限公司證券上市規則 |
| 「柏健」 | 指 | 柏健實業有限公司，一間為本公司全資擁有之附屬公司 |
| 「NZ公司」 | 指 | *Jeanswest Corporation (New Zealand) Limited*，於新西蘭註冊成立之公司，由董事楊釗先生及楊勳先生間接共擁有75%權益 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「主要股東」 | 指 | 本公司之主要股東為楊釗先生及楊勳先生，透過彼等持有的兩間公司（名為Glorious Sun Holdings (BVI) Limited和Advancetex Holdings (BVI) Limited）共同持有本公司已發行股份約62.81% |
| 「租賃協議」 | 指 | 如上文第甲(i)至甲(iii)段所述有關出租物業之租約 |
| 「旭日」 | 指 | 旭日集團有限公司，一間在香港成立，並為董事楊釗先生和楊勳先生分別擁有50%股權的公司 |
| 「澳元」 | 指 | 澳洲之法定貨幣 |
| 「港元」 | 指 | 香港特別行政區之法定貨幣 |
| 「人民幣」 | 指 | 中華人民共和國之法定貨幣 |

於本公佈內，澳元乃按1.00澳元=4.31港元之匯率換算為港元；人民幣乃按人民幣1.00元=0.95港元之匯率換算為港元。

承董事局命
廖祥源
公司秘書

香港，二零零二年十月二十五日

# GLORIOUS SUN ENTERPRISES LIMITED

*(Incorporated in Bermuda with limited liability)*

## INTERIM RESULTS
## FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002

**INTERIM RESULTS**

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2002 together with the comparative figures for the corresponding period of last year as follows:

**CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)**

| | Notes | Six months ended 30 September 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|---|
| Turnover | (2) | 1,621,170 | 1,459,567 |
| Cost of sales | | (944,193) | (816,582) |
| Gross profit | | 676,977 | 642,985 |
| Other revenue and gains | | 46,844 | 48,329 |
| Selling and distribution costs | | (326,341) | (283,130) |
| Administrative expenses | | (224,198) | (225,196) |
| Other operating expenses | | (12,584) | (22,372) |
| Gain/(loss) on disposal of subsidiaries | | (513) | 8,010 |
| Profit from operating activities | (2)&(3) | 160,185 | 168,626 |
| Finance costs | | (13,304) | (18,233) |
| Share of profits and losses of: | | | |
| – Jointly-controlled entities | | 1,085 | 3,756 |
| – Associates | | 19,809 | 23,653 |
| Profit before tax | | 167,775 | 177,802 |
| Tax | (4) | (17,630) | (18,831) |
| Profit before minority interests | | 150,145 | 158,971 |
| Minority interests | | (58,088) | (67,873) |
| Net profit from ordinary activities attributable to shareholders | | 92,057 | 91,098 |
| Interim dividend | | 27,016 | 27,016 |
| | | HK cents | HK cents |
| Earnings per share | | | |
| Basic | (5a) | 9.20 | 9.10 |
| Diluted | (5b) | N/A | N/A |

**CONDENSED CONSOLIDATED BALANCE SHEET**

| | Notes | Unaudited As at 30 September 2002 HK$'000 | Audited As at 31 March 2002 HK$'000 |
|---|---|---|---|
| **NON-CURRENT ASSETS** | | | |
| Fixed assets | | 480,442 | 470,640 |
| Investment property | | 1,850 | 1,850 |
| Interests in jointly-controlled entities | | 20,018 | 17,125 |
| Interests in associates | | 70,603 | 79,842 |
| Permanent quota | | 801 | 2,217 |
| | | 573,714 | 571,674 |
| **CURRENT ASSETS** | | | |
| Inventories | | 464,702 | 493,440 |
| Trade and bills receivable | (6) | 341,316 | 231,853 |
| Prepayment, deposits and other receivables | | 203,784 | 178,409 |
| Cash and bank balances | | 797,826 | 848,870 |
| Pledged bank deposits | | 37,844 | 41,706 |
| | | 1,845,472 | 1,794,278 |
| **CURRENT LIABILITIES** | | | |
| Trade and bills payable | (7) | 326,656 | 229,652 |
| Other payables and accruals | | 418,742 | 364,847 |
| Tax payable | | 23,747 | 15,110 |
| Interest-bearing bank and other borrowings | | 182,476 | 305,303 |
| | | 951,621 | 914,912 |
| **NET CURRENT ASSETS** | | 893,851 | 879,366 |
| **TOTAL ASSETS LESS CURRENT LIABILITIES** | | 1,467,565 | 1,451,040 |

(5) **Earnings per share**

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the six months ended 30 September 2002 of HK$92,057,000 (2001: HK$91,098,000) and 1,000,584,000 (2001; 1,000,584,000) shares in issue during the period.

(b) *Diluted earnings per share*

As the subscription prices of the share options outstanding during the six months period ended 30 September 2002 and 2001 are higher than the respective average market price of the Company's shares during both period, there is no dilution effect on the basic earnings per share.

(6) **Trade and bills receivable**

The trade and bills receivable include trade debtors of HK$148,689,000 (2001: HK$88,430,000). The age analysis of trade debtors as at 30 September are as follows:

| | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|
| 0-3 months | 120,625 | 77,769 |
| 4-6 months | 17,665 | 6,405 |
| Over 6 months | 10,399 | 4,256 |
| | 148,689 | 88,430 |

Majority of the balances are on letter of credit (sight or usance).

(7) **Trade and bills payable**

The trade and bills payable include trade creditors of HK$221,948,000 (2001: HK$156,534,000). The age analysis of trade creditors as at 30 September are as follows:

| | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|
| 0-3 months | 183,267 | 136,447 |
| 4-6 months | 32,808 | 15,192 |
| Over 6 months | 5,873 | 4,895 |
| | 221,948 | 156,534 |

**INTERIM DIVIDEND**

The Directors have resolved to pay an interim dividend of 2.70 HK cents (2001: 2.70 HK cents) per share for the six months ended 30 September 2002 to shareholders whose names appear on the register of members of the Company as at the close of business on Thursday, 19 December 2002. The interim dividend is expected to be paid to shareholders by post on or around Tuesday, 24 December 2002.

**REVIEW OF OPERATION**

In the first half of the financial year under review, the global economic outlook fluctuated. At the beginning of the year, although strength of the economic rebound was weak, the market was still positive about recovery. However, in the wake of the accounting scandals, disappointing corporate earnings and other negative news, investors became less optimistic. Since the second quarter of this year, global equity markets experienced another round of downturn. Capital investments faltered and consumer confidence tumbled. Under this global situation, the price level of our exports could not be restored back to the level prior to the September 11 Event. Performance of export business was much worse when compared with the same period in 2001.

The economy of The People's Republic of China ("the PRC") remained buoyant. For the period ended 30 September 2002, the GDP and the import and export amounts of the PRC made record high, reporting a growth of 7.9% and 18.3% respectively when compared with last year. Foreign direct investments in the PRC also broke record and reported a growth of 38.4%. The foreign currency reserve of the PRC rose to around USD300 billions. The PRC was considered by global investors as the most popular and promising place for foreign investment, even better than the US. All the aforesaid could also be reflected in the 8.7% growth in retail consumption amounts. The Group's retail business in the Mainland managed to capture and share the benefit of such growths, and achieved cheering growth in sales amount. Turnover grew with double-digit, thus market share was enlarged. Profits also increased accordingly. "Jeanswest" became one of the most popular brandnames in casual wear. On the other hand, our retail business in Australia turned around and started to report profits after two years of consolidation and restructuring. Although turnover had been slightly affected by the closure of some non-profitable shops, profit margin improved.

Since all our staff worked hard in their respective posts to meet the challenges in this tough macro-economic environment, the Group managed to improve its operating efficiency and cost reduction. Inventory was maintained at a healthy level. The financial position of the Group was sound and solid. As at 30 September 2002, the net cash in hand increased to HK$587,000,000.

For the period ended 30 September 2002, the turnover of the Group's unaudited consolidated accounts was HK$1,621,170,000 (2001: HK$1,459,567,000) representing an increase of 11.07%. Net profit attributable to shareholders amounted to HK$92,057,000 (2001: HK$91,098,000) showing a slight increase of 1.05% when compared with the same period of last year. If effect of the disposal of subsidiaries on the net profit was taken out, the net profit was increased by 11.41%.

香港經濟日報 2002年12月3日 星期二

# GLORIOUS SUN ENTERPRISES LIMITED
# (旭日企業有限公司)

*(於百慕達註冊成立之有限公司)*

## 中期業績公佈
## 截至二零零二年九月三十日止六個月

### 中期業績

旭日企業有限公司(「本公司」)董事局欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止六個月之未經審核合併業績，連同上年同期之比較數字如下：

### 簡明合併損益表(未經審核)

| | 附註 | 截至九月三十日止六個月 二零零二年 港幣千元 | 二零零一年 港幣千元 |
|---|---|---|---|
| 營業額 | (2) | 1,621,170 | 1,459,567 |
| 銷售成本 | | (944,193) | (816,582) |
| 毛利 | | 676,977 | 642,985 |
| 其他收入及收益 | | 46,844 | 48,329 |
| 銷售及分銷成本 | | (326,341) | (283,130) |
| 行政費用 | | (224,198) | (225,196) |
| 其他經營費用 | | (12,584) | (22,372) |
| 出售附屬公司之溢利／(虧損) | | (513) | 8,010 |
| 經營業務溢利 | (2)及(3) | 160,185 | 168,626 |
| 融資成本 | | (13,304) | (18,233) |
| 應佔溢利及虧損： | | | |
| 一共同控制公司 | | 1,085 | 3,756 |
| 一聯營公司 | | 19,809 | 23,653 |
| 除稅前溢利 | | 167,775 | 177,802 |
| 稅項 | (4) | (17,630) | (18,831) |
| 未計少數股東權益前溢利 | | 150,145 | 158,971 |
| 少數股東權益 | | (58,088) | (67,873) |
| 股東應佔經常業務純利 | | 92,057 | 91,098 |
| 中期股息 | | 27,016 | 27,016 |
| | | 港仙 | 港仙 |
| 每股盈利 | | | |
| 基本 | (5a) | 9.20 | 9.10 |
| 攤薄後 | (5b) | 不適用 | 不適用 |

### 簡明合併資產負債表

| | 附註 | 未經審核 於二零零二年 九月三十日 港幣千元 | 已審核 於二零零二年 三月三十一日 港幣千元 |
|---|---|---|---|
| **非流動資產** | | | |
| 固定資產 | | 480,442 | 470,640 |
| 投資物業 | | 1,850 | 1,850 |
| 應佔共同控制公司權益 | | 20,018 | 17,125 |
| 應佔聯營公司權益 | | 70,603 | 79,842 |
| 永久配額 | | 801 | 2,217 |
| | | 573,714 | 571,674 |
| **流動資產** | | | |
| 存貨 | | 464,702 | 493,440 |
| 應收賬款及票據 | (6) | 341,316 | 231,853 |
| 預付款、按金及其他應收賬款 | | 203,784 | 178,409 |
| 現金及銀行結餘 | | 797,826 | 848,870 |
| 已抵押銀行存款 | | 37,844 | 41,706 |
| | | 1,845,472 | 1,794,278 |
| **流動負債** | | | |
| 應付賬款及票據 | (7) | 326,656 | 229,652 |
| 其他應付賬款及應付費用 | | 418,742 | 364,847 |
| 應付稅款 | | 23,747 | 15,110 |
| 計息銀行貸款及其他借款 | | 182,476 | 305,303 |
| | | 951,621 | 914,912 |
| **流動資產淨值** | | 893,851 | 879,366 |
| **總資產減流動負債** | | 1,467,565 | 1,451,040 |

(5) **每股盈利**

*(a) 每股基本盈利*

每股基本盈利乃根據截至二零零二年九月三十日止六個月之股東應佔純利92,057,000港元(二零零一年：91,098,000港元)及期內已發行1,000,584,000股(二零零一年：1,000,584,000股)計算。

*(b) 每股攤薄盈利*

由於截至二零零二年及二零零一年九月三十日止六個月期間尚未行使的本公司購股權認購價高於兩個期內的平均市場價，故每股基本盈利並沒有被攤薄。

(6) **應收賬款及票據**

應收賬款及票據包括應收貿易賬款共148,689,000港元(二零零一年：88,430,000港元)，下列為於九月三十日應收貿易賬款之賬齡分析：－

| | 二零零二年 港幣千元 | 二零零一年 港幣千元 |
|---|---|---|
| 零至三個月 | 120,625 | 77,769 |
| 四至六個月 | 17,665 | 6,405 |
| 超過六個月 | 10,399 | 4,256 |
| | 148,689 | 88,430 |

大部份的結餘是按信用狀(即期或遠期)收款。

(7) **應付賬款及票據**

應付賬款及票據包括應付貿易賬款共221,948,000港元(二零零一年：156,534,000港元)，下列為於九月三十日應付貿易賬款之賬齡分析：－

| | 二零零二年 港幣千元 | 二零零一年 港幣千元 |
|---|---|---|
| 零至三個月 | 183,267 | 136,447 |
| 四至六個月 | 32,808 | 15,192 |
| 超過六個月 | 5,873 | 4,895 |
| | 221,948 | 156,534 |

### 中期股息

董事局議決派發截至二零零二年九月三十日止六個月中期股息每股2.70港仙(二零零一年：2.70港仙)予二零零二年十二月十九日(星期四)營業時間結束時名列本公司股東名冊之股東。中期股息之付款支票預期將約於二零零二年十二月二十四日(星期二)郵寄予各股東。

### 業務回顧

回顧過去的半年，市場對世界經濟發展的取態有頗大的起伏。年初對經濟復甦，雖嫌力度不足，但普遍仍持樂觀態度；隨後因美國公司會計醜聞，及企業盈利未能如預期地改善等等利淡因素，使市場投資氣氛轉趨觀望。全球股市從第二季度開始節節下滑，使企業資本性投資縮減，美國消費市道亦開始逆轉。在這大環境下，出口貨品單價始終未能恢復至「九一一」前之水平。出口業務與去年同期比較遂大為遜色。

中國經濟依然活力十足。至九月底為止，國民生產總值比去年同期增長7.9%；進出口值亦比去年同期增長18.3%創歷年新高，外國直接投資增長38.4%又創紀錄。中國首次超越美國成為全球最吸引外資的國家，外匯儲備升達3,000億美元。以上的數據，亦反映在日常的消費上，零售消費比同期增長8.7%，集團在國內的零售業務，亦分享其經濟增長的利益。銷售總額的增幅令人欣喜，錄得雙位數的增長，市場份額較快擴大，利潤亦同步上升，位列最受歡迎的休閒服品牌之一。另外，澳洲零售業務經過兩年來之整頓，亦已從過往之逆勢扭轉過來，開始轉虧為盈。銷售額雖受店舖減少的影響而輕微下挫，但經營溢利卻已有可觀之改善。

全體員工在各自崗位上均能接受嚴峻形勢的挑戰，故集團整體工作效率有所提高，在成本撙節方面亦取得一定進展。庫存能維持於健康水平。財政狀況日益穩固。於今年九月三十日，手持淨現金已增至5.87億港元。

據未經審核的合併財務報表，截至二零零二年九月三十日期間的上半年營業額錄得1,621,170,000港元(二零零一年：1,459,567,000港元)，上升11.07%；股東應佔純利為92,057,000港元(二零零一年：91,098,000港元)，與去年同期相比微升1.05%。若減去出售附屬公司對純利的影響，純利上升了11.41%。

(一) **零售業務**

在上半年度，中國零售市道活躍，雖然競爭激烈，每月均有新品牌湧現，消費者對品牌、產品及服務亦要求日高；但是，由於管理層能切合市場需求提供適當之商品，周全的售前與售後服務，並刻意地增添加盟店，故集團在中國內地的零售業務繼續錄得令人鼓舞的增長，毛利率亦得以保持。期內管理層不斷調整零售網絡之輻蓋面，使店舖分佈更為合理，令顧客更加方便惠顧。另外，對產品組合及其質量之改善亦不敢鬆懈，從而能保持銷售額增長之勢頭。期內更取得二零零二年在韓國、日本舉行的世界杯休閒服在中國的獨家銷售權，此舉亦提高了「真維斯」的品牌形象。

| | | |
|---|---:|---:|
| **NON-CURRENT LIABILITIES** | | |
| Interest-bearing bank and other borrowings | 66,121 | 30,037 |
| Long term loans from minority shareholders | 9,400 | 9,400 |
| Deferred tax | 2,019 | 527 |
| | 77,540 | 39,964 |
| MINORITY INTERESTS | 147,532 | 187,680 |
| | 1,242,493 | 1,223,396 |
| **CAPITAL AND RESERVES** | | |
| Issued capital | 100,058 | 100,058 |
| Reserves | 1,115,419 | 1,048,294 |
| Proposed dividend | 27,016 | 75,044 |
| | 1,242,493 | 1,223,396 |

## NOTES TO THE CONDENSED CONSOLIDATED ACCOUNTS

**(1) Principal accounting policies and basis of presentation**

These condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

The consolidated interim financial statements for the period ended 30 September 2002 are unaudited and have been reviewed by the Audit Committee of the Company.

The principal accounting policies and methods of computation used in the preparation of the consolidated interim financial statements are consistent with those adopted in the annual report for the year ended 31 March 2002, except that the Group has adopted the following new and revised SSAPs issued by the Hong Kong Society of Accountants which are effective for the accounting periods commencing on or after 1 January 2002:

| | | |
|---|---|---|
| SSAP 1 (Revised) | : | "Presentation of financial statements" |
| SSAP 11 (Revised) | : | "Foreign currency translation" |
| SSAP 15 (Revised) | : | "Cash flow statements" |
| SSAP 33 | : | "Discontinuing operations" |
| SSAP 34 | : | "Employee benefits" |

These SSAPs prescribe new accounting measurement and disclosure practices. The adoption of these new and revised SSAPs do not have material impact on the results or shareholders' equity of the Group in both accounting periods, except that the presentation of certain items and balances in the condensed consolidated interim financial statements have been revised to comply with the new requirements.

**(2) Segment information**

An analysis of the Group's revenue and results by business and geographical segments are as follows:–

*(a) Business segments*

For the six months ended 30 September (Unaudited)

| | Retail operations | | Export operations | | Other operations | | Consolidated | |
|---|---:|---:|---:|---:|---:|---:|---:|---:|
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Segment revenue: | | | | | | | | |
| Sales to external customers | 799,082 | 668,376 | 693,550 | 687,131 | 128,538 | 104,060 | 1,621,170 | 1,459,567 |
| Other revenue and gains | 2,424 | 3,341 | 16,302 | 13,177 | 21,311 | 19,210 | 40,037 | 35,728 |
| Total revenue | 801,506 | 671,717 | 709,852 | 700,308 | 149,849 | 123,270 | 1,661,207 | 1,495,295 |
| Segment results | 60,561 | 40,508 | 74,441 | 101,492 | 30,923 | 27,803 | 165,925 | 169,803 |
| Interest income and unallocated revenue | | | | | | | 6,803 | 12,602 |
| Unallocated expenses | | | | | | | (12,543) | (13,779) |
| Profit from operating activities | | | | | | | 160,185 | 168,626 |
| Finance costs | | | | | | | (13,304) | (18,233) |
| Share of profits and losses of: | | | | | | | | |
| - Jointly-controlled entities | | | | | | | 1,085 | 3,756 |
| - Associates | | | | | | | 19,809 | 23,653 |
| Profit before tax | | | | | | | 167,775 | 177,802 |
| Tax | | | | | | | (17,630) | (18,831) |
| Profit before minority interests | | | | | | | 150,145 | 158,971 |
| Minority interests | | | | | | | (58,088) | (67,873) |
| Net profit from ordinary activities attributable to shareholders | | | | | | | 92,057 | 91,098 |

*(b) Geographical segments*

For the six months ended 30 September 2002 (Unaudited)

| | Mainland China | Hong Kong | United States of America | Australia and New Zealand | Canada | Others | Consolidated |
|---|---:|---:|---:|---:|---:|---:|---:|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Segment revenue: | | | | | | | |
| Sales to external customers | 555,015 | 80,094 | 603,952 | 280,907 | 33,928 | 67,274 | 1,621,170 |
| Segment results | 66,997 | 21,580 | 60,820 | 1,241 | 2,179 | 13,108 | 165,925 |

For the six months ended 30 September 2001 (Unaudited)

| | Mainland China | Hong Kong | United States of America | Australia and New Zealand | Canada | Others | Consolidated |
|---|---:|---:|---:|---:|---:|---:|---:|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Segment revenue: | | | | | | | |
| Sales to external customers | 423,795 | 70,604 | 625,618 | 258,067 | 21,568 | 59,915 | 1,459,567 |
| Segment results | 63,402 | 9,725 | 90,629 | (11,001) | 3,009 | 14,039 | 169,803 |

**(3) Profit from operating activities**

The Group's profit from operating activities is arrived at after charging depreciation amounting to HK$56,277,000 (2001: HK$51,301,000).

**(4) Taxation**

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profit assessable elsewhere have been calculated at the rates of taxation prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

| | Unaudited Six months ended 30 September 2002 | |
|---|---:|---:|
| | 2002 | 2001 |
| | *HK$'000* | *HK$'000* |
| Company and its subsidiaries: | | |
| Hong Kong | 9,024 | 11,915 |
| Elsewhere | 1,837 | 951 |
| Deferred tax | 1,326 | – |
| | 12,187 | 12,866 |
| Share of tax attributable to associates: | | |
| Hong Kong | – | 30 |
| Elsewhere | 5,443 | 5,899 |
| | 5,443 | 5,929 |
| Share of tax attributable to jointly-controlled entities: | | |
| Elsewhere | – | 36 |
| Total | 17,630 | 18,831 |

**1. Retail Operations**

During the first half of the year, the retail market in the PRC was buoyant against fierce market competition. New brands were introduced into the market every month. Consumers became more and more demanding in the selection of brands, products and service qualities. But the Management was able to meet the market demands by providing the right products, comprehensive storefront and after-sales services to our customers and increasing the number of franchised shops. Therefore, the Group's retail business in the PRC continued to report encouraging growth and maintained reasonable gross profit margins. The Management also made effort in relocating retail shops so as to make our shops more easily accessible by our customers. Our relentless effort in improving product mix and quality was also a factor attributing to the growth in turnover. During the period, the Group obtained the exclusive right to market casual wear products for the 2002 FIFA World Cup Korea/Japan in the PRC, the Group's brand image was thus boosted.

After two years of consolidation, our retailing in Australia turned around and the whole operation was back on track and became profitable. After the disposal of non-profitable brands and shops, the Management was able to deploy our resources in developing the core business and brands. In addition, there were improvements in exploring competitive product sources. Turnover was slightly down due to the closure of some shops. However, without taking into consideration of the strengthening of Australian dollars, the gross margin was restored to a healthy level.

As at 30 September 2002, the Group's retail network composed of 734 shops (2001: 724 shops). There were 565 shops (2001: 528 shops) in the PRC including 95 franchised shops, and 169 shops (2001:196 shops) in Australia, including 6 franchised shops. During the period, the total turnover of our retail business amounted to HK$799,082,000 (2001: HK$668,376,000) showing an increase of 19.56% when compared with last year.

**2. Export business**

During the period, when the retail market in North America started to recover from the aftermath of the September 11 Event, the stock market was badly hit by some disappointing corporate earnings and the accounting scandals being discovered. Corporate investment thus contracted, consumer confidence index plunged and retail sentiment remained sluggish. Although the number of export orders remained steady, the price level could not be restored back to the level prior to the September 11 Event. Importers became very price conscious and always pressed for a shorter production lead-time. As a result, our export business was under-performed when compared with the same period last year. Thanks to our hard working staff in improving the efficiencies along the production supply chain, the aforesaid negative impacts on the Group were lessened. During the period, the export turnover amounted to HK$693,550,000 (2001: HK$687,131,000), showing an increase of 0.93% when compared with last year.

**3. Financial Position**

The Group continued to manage its financial matters in a prudent manner, and thus maintained a healthy financial position during the period under review. As at 30 September 2002, total bank and related borrowings amounted to HK$248,597,000 (2001: HK$466,577,000) while cash and bank balances amounted to HK$835,670,000 (2001: 915,090,000). The Group held net cash of HK$587,073,000 (2001: HK$448,513,000). The calculation of debt to equity ratio (expressed as a percentage of bank and related borrowings net of cash and bank balances over total net assets of the Group) was therefore not applicable.

During the period under review, the Group entered into foreign currency forward contracts to hedge the currency risk in Australian dollars. As at 30 September 2002, the Group had contingent liabilities of HK$15,457,000 (2001: HK$18,034,000) associated with the export bill discounted with recourse.

**4. Human Resources**

As at 30 September 2002, the Group's total number of employees was about 26,000. Compared with market standard, their remuneration packages are competitive. In addition, bonus and share options may be granted to employees based on the Group's results and individual performance.

## PROSPECTS

The outlook of the global economy within the second half of the financial year still contains many uncertain variables. The possibility of US military manoeuvre against Iraq is imminent and its impacts may be far reaching. The market concerns about the probability of the slipping of the US economy into a double dip recession. The Management will continue to manage the Group's financial position prudently and focus on the development of the core business. If the US economy could avoid the double dip recession and recover through further reduction of the interest rate and effective tax reduction scheme, our export business will be more stable than that of last year.

The most exciting part of our business is the retailing in the PRC. The Management will endeavour to maintain the growth momentum. In addition to opening more shops in prime area of first tier cities, more franchised shops will be launched to expand our network coverage. Investment in brand building will also be increased to enlarge market share.

As the Australian retail operations become profitable again, the Group will strive for expansion of market share and enhancement of profitability. The endeavour of exploring more flexible and competitive sources of supplies to further improve operating margin will be persisted. The Management has reasons to expect Australian operations to resume making steady profit contribution again.

The laws in the PRC require corporate accounting year-end to be on 31 December. Since the contribution from the PRC business keeps increasing in the Group's results, the Directors resolved to change the Company's accounting year-end from 31 March to 31 December with effect from this year so as to keep the financial reporting dates in line with those in the PRC and to aim at reducing the operating expenses.

## CODE OF BEST PRACTICE

Except that the independent non-executive Directors have no fixed terms of appointment and are subject to retirement by rotation in accordance with the bye-laws of the Company, the Directors are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 September 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

## CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 17 December 2002 to Thursday, 19 December 2002, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712 - 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Monday, 16 December 2002.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 September 2002.

By Order of the Board
**Charles Yeung**, J.P.
*Chairman*

Hong Kong, 2 December 2002

# GLORIOUS SUN ENTERPRISES LIMITED

*(Incorporated in Bermuda with limited liability)*

## CHANGE OF ACCOUNTING YEAR END DATE

On 2 December 2002, the Company changed its accounting year end date from 31 March to 31 December.

The audited financial statements for the period from 1 April 2002 to 31 December 2002 will be issued on or before the end of April 2003 in accordance with Paragraph 11(1) of Part B of Appendix 7 of the Listing Rules, i.e. within 4 months after the date upon which the financial period ended.

The Company has published a preliminary announcement of the unaudited interim results of the Company and its subsidiaries for the period from 1 April 2002 to 30 September 2002 under a separate announcement dated 2 December 2002.

**Change of Accounting Year End Date**

On 2 December 2002, the directors of Glorious Sun Enterprises Limited ("the Company") resolved to change its accounting year end date from 31 March to 31 December. The reason for the change is to cope with the statutory year end date of the principal subsidiaries and jointly controlled entities of the Company in the People's Republic of China, from which contribution to the Group's results keeps increasing. The consistency in accounting year end dates will facilitate the preparation of the Company's consolidated accounts. The directors of the Company consider that there will not be any material financial impact on the Company resulting from the change in the accounting year end date.

The Company has complied with the Companies Act of Bermuda and the Company's bye-laws with respect to the change of accounting year end date.

The Company will issue the audited financial statements for the period from 1 April 2002 to 31 December 2002 on or before the end of April 2003 in accordance with Paragraph 11(1) of Part B of Appendix 7 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"), i.e. within 4 months after the date upon which the financial period ended.

The Company has published a preliminary announcement of the unaudited interim results of the Company and its subsidiaries for the period from 1 April 2002 to 30 September 2002 under a separate announcement dated 2 December 2002. The interim report will be dispatched to the shareholders of the Company in mid December 2002.

By Order of the Board
**Timon Liu**
*Company Secretary*

Hong Kong, 3 December 2002

香港經濟日報 2002年12月4日 星期三



# GLORIOUS SUN ENTERPRISES LIMITED
# （旭日企業有限公司）

*（於百慕達註冊成立之有限公司）*

## 更改會計年度結算日期

於二零零二年十二月二日，本公司將會計年度結算日期由三月三十一日更改為十二月三十一日。

本公司將根據上市規則附錄七B部第11(1)段，於二零零三年四月底或之前公佈二零零二年四月一日至二零零二年十二月三十一日止期間的經審核財務報表，即有關財政期間結束後四個月內。

本公司已另外公佈本公司二零零二年四月一日至二零零二年九月三十日期內之未經審核中期業績，該業績公佈之日期為二零零二年十二月二日。

**更改會計年度結算日期**

於二零零二年十二月二日，旭日企業有限公司（「本公司」）董事局通過將會計年度結算日期由三月三十一日更改為十二月三十一日。更改會計年度結算日期是為了配合本公司於中國成立的主要附屬公司及共同控制公司之法定年結日。此等附屬公司及共同控制公司均對集團的業績作出貢獻，而此等貢獻正日益增大。將兩地公司之年結日統一，有助本公司編製綜合賬目。本公司董事預期在作出是項變動後，不會對本公司帶來任何重大的財務影響。

本公司已遵照百慕達的公司法例和本公司之公司細則的要求更改會計年度結算日期。

本公司將根據香港聯合交易所有限公司證券上市規則（「上市規則」）附錄七B部第11(1)段，於二零零三年四月底或之前公佈二零零二年四月一日至二零零二年十二月三十一日止期間的經審核財務報表，即有關財政期間結束後四個月內。

本公司已另外公佈本公司二零零二年四月一日至二零零二年九月三十日期內之未經審核中期業績，該業績公佈之日期為二零零二年十二月二日。中期業績報告將於二零零二年十二月中送遞予本公司的股東。

承董事局命
廖祥源
*公司秘書*

香港，二零零二年十二月三日

# GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

## Interim Report 2002/2003

JEANSWEST®

真維斯




I feel... the colour
色彩無限
JEANSWEST

## INTERIM RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2002 together with the comparative figures for the corresponding period of last year as follows:

### CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

| | | **Six months ended 30 September** | |
|---|---|---|---|
| | *Notes* | **2002**<br>***HK$'000*** | 2001<br>*HK$'000* |
| Turnover | *(2)* | **1,621,170** | 1,459,567 |
| Cost of sales | | **(944,193)** | (816,582) |
| Gross profit | | **676,977** | 642,985 |
| Other revenue and gains | | **46,844** | 48,329 |
| Selling and distribution costs | | **(326,341)** | (283,130) |
| Administrative expenses | | **(224,198)** | (225,196) |
| Other operating expenses | | **(12,584)** | (22,372) |
| Gain/(loss) on disposal of subsidiaries | | **(513)** | 8,010 |
| Profit from operating activities | *(2)&(3)* | **160,185** | 168,626 |
| Finance costs | | **(13,304)** | (18,233) |
| Share of profits and losses of: | | | |
| – Jointly-controlled entities | | **1,085** | 3,756 |
| – Associates | | **19,809** | 23,653 |
| Profit before tax | | **167,775** | 177,802 |
| Tax | *(4)* | **(17,630)** | (18,831) |
| Profit before minority interests | | **150,145** | 158,971 |
| Minority interests | | **(58,088)** | (67,873) |
| Net profit from ordinary activities attributable to shareholders | | **92,057** | 91,098 |
| Interim dividend | | **27,016** | 27,016 |
| | | ***HK cents*** | *HK cents* |
| Earnings per share | | | |
| Basic | *(5a)* | **9.20** | 9.10 |
| Diluted | *(5b)* | **N/A** | N/A |


I feel... the warmth
冬日溫情
JEANSWEST
真維斯

## CONDENSED CONSOLIDATED BALANCE SHEET

| | Notes | **Unaudited As at 30 September 2002 *HK$'000*** | Audited As at 31 March 2002 *HK$'000* |
|---|---|---|---|
| **NON-CURRENT ASSETS** | | | |
| Fixed assets | | **480,442** | 470,640 |
| Investment property | | **1,850** | 1,850 |
| Interests in jointly-controlled entities | | **20,018** | 17,125 |
| Interests in associates | | **70,603** | 79,842 |
| Permanent quota | | **801** | 2,217 |
| | | **573,714** | 571,674 |
| **CURRENT ASSETS** | | | |
| Inventories | | **464,702** | 493,440 |
| Trade and bills receivable | (6) | **341,316** | 231,853 |
| Prepayment, deposits and other receivables | | **203,784** | 178,409 |
| Cash and bank balances | | **797,826** | 848,870 |
| Pledged bank deposits | | **37,844** | 41,706 |
| | | **1,845,472** | 1,794,278 |
| **CURRENT LIABILITIES** | | | |
| Trade and bills payable | (7) | **326,656** | 229,652 |
| Other payables and accruals | | **418,742** | 364,847 |
| Tax payable | | **23,747** | 15,110 |
| Interest-bearing bank and other borrowings | | **182,476** | 305,303 |
| | | **951,621** | 914,912 |
| **NET CURRENT ASSETS** | | **893,851** | 879,366 |
| **TOTAL ASSETS LESS CURRENT LIABILITIES** | | **1,467,565** | 1,451,040 |
| **NON-CURRENT LIABILITIES** | | | |
| Interest-bearing bank and other borrowings | | **66,121** | 30,037 |
| Long term loans from minority shareholders | | **9,400** | 9,400 |
| Deferred tax | | **2,019** | 527 |
| | | **77,540** | 39,964 |
| **MINORITY INTERESTS** | | **147,532** | 187,680 |
| | | **1,242,493** | 1,223,396 |
| **CAPITAL AND RESERVES** | | | |
| Issued capital | | **100,058** | 100,058 |
| Reserves | (8) | **1,115,419** | 1,048,294 |
| Proposed dividend | | **27,016** | 75,044 |
| | | **1,242,493** | 1,223,396 |


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色彩無限
JEANSWEST

## CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

| | Six months ended 30 September | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| | | (Restated) |
| Net cash inflow from operating activities | **279,383** | 211,841 |
| Net cash inflow/(outflow) from investing activities | **(28,917)** | 16,903 |
| Net cash outflow from financing activities | **(317,691)** | (215,072) |
| Net increase/(decrease) in cash and cash equivalents | **(67,225)** | 13,672 |
| Cash and cash equivalents at 1 April | **813,773** | 744,738 |
| Effect of foreign exchange rate changes, net | **986** | (2,525) |
| Cash and cash equivalents at 30 September | **747,534** | 755,885 |
| **Analysis of balances of cash and cash equivalents** | | |
| Cash and bank balances | **797,826** | 807,080 |
| Bank overdrafts | **(50,292)** | (51,195) |
| | **747,534** | 755,885 |

## CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

| | Six months ended 30 September | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Total shareholders' equity at 1 April | **1,223,396** | 1,160,704 |
| Net gains/(losses) not recognised in the profit and loss account – exchange realignment on translation of overseas subsidiaries, jointly-controlled entities and associates | **1,228** | (10,582) |
| Exchange loss realised upon disposal of subsidiaries | **856** | 7,861 |
| Net profit for the period | **92,057** | 91,098 |
| Dividends paid | **(75,044)** | (75,044) |
| Total shareholders' equity at 30 September | **1,242,493** | 1,174,037 |


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冬日溫情
JEANSWEST

## NOTES TO THE CONDENSED CONSOLIDATED ACCOUNTS

### (1) Principal accounting policies and basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

The consolidated interim financial statements for the period ended 30 September 2002 are unaudited and have been reviewed by the Audit Committee of the Company.

The principal accounting policies and methods of computation used in the preparation of the consolidated interim financial statements are consistent with those adopted in the annual report for the year ended 31 March 2002, except that the Group has adopted the following new and revised SSAPs issued by the Hong Kong Society of Accountants which are effective for the accounting periods commencing on or after 1 January 2002:

| | | |
|---|---|---|
| SSAP 1 (Revised) | : | "Presentation of financial statements" |
| SSAP 11 (Revised) | : | "Foreign currency translation" |
| SSAP 15 (Revised) | : | "Cash flow statements" |
| SSAP 33 | : | "Discontinuing operations" |
| SSAP 34 | : | "Employee benefits" |

These SSAPs prescribe new accounting measurement and disclosure practices. The adoption of these new and revised SSAPs do not have material impact on the results or shareholders' equity of the Group in both accounting periods, except that the presentation of certain items and balances in the condensed consolidated interim financial statements have been revised to comply with the new requirements.


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真維斯

**(2) Segment information**

An analysis of the Group's revenue and results by business and geographical segments are as follows:

*(a) Business segments*

For the six months ended 30 September (Unaudited)

| | Retail operations | | Export operations | | Other operations | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Segment revenue: | | | | | | | | |
| Sales to external customers | **799,082** | 668,376 | **693,550** | 687,131 | **128,538** | 104,060 | **1,621,170** | 1,459,567 |
| Other revenue and gains | **2,424** | 3,341 | **16,302** | 13,177 | **21,311** | 19,210 | **40,037** | 35,728 |
| Total revenue | **801,506** | 671,717 | **709,852** | 700,308 | **149,849** | 123,270 | **1,661,207** | 1,495,295 |
| Segment results | **60,561** | 40,508 | **74,441** | 101,492 | **30,923** | 27,803 | **165,925** | 169,803 |
| Interest income and unallocated revenue | | | | | | | **6,803** | 12,602 |
| Unallocated expenses | | | | | | | **(12,543)** | (13,779) |
| Profit from operating activities | | | | | | | **160,185** | 168,626 |
| Finance costs | | | | | | | **(13,304)** | (18,233) |
| Share of profits and losses of: | | | | | | | | |
| - Jointly-controlled entities | | | | | | | **1,085** | 3,756 |
| - Associates | | | | | | | **19,809** | 23,653 |
| Profit before tax | | | | | | | **167,775** | 177,802 |
| Tax | | | | | | | **(17,630)** | (18,831) |
| Profit before minority interests | | | | | | | **150,145** | 158,971 |
| Minority interests | | | | | | | **(58,088)** | (67,873) |
| Net profit from ordinary activities attributable to shareholders | | | | | | | **92,057** | 91,098 |


I feel ... the warmth
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JEANSWEST
真維斯

(b) *Geographical segments*

For the six months ended 30 September 2002 (Unaudited)

| | Mainland China *HK$'000* | Hong Kong *HK$'000* | United States of America *HK$'000* | Australia and New Zealand *HK$'000* | Canada *HK$'000* | Others *HK$'000* | Con-solidated *HK$'000* |
|---|---|---|---|---|---|---|---|
| **Segment revenue:** | | | | | | | |
| **Sales to external customers** | **555,015** | **80,094** | **603,952** | **280,907** | **33,928** | **67,274** | **1,621,170** |
| **Segment results** | **66,997** | **21,580** | **60,820** | **1,241** | **2,179** | **13,108** | **165,925** |

For the six months ended 30 September 2001 (Unaudited)

| | Mainland China *HK$'000* | Hong Kong *HK$'000* | United States of America *HK$'000* | Australia and New Zealand *HK$'000* | Canada *HK$'000* | Others *HK$'000* | Con-solidated *HK$'000* |
|---|---|---|---|---|---|---|---|
| Segment revenue: | | | | | | | |
| Sales to external customers | 423,795 | 70,604 | 625,618 | 258,067 | 21,568 | 59,915 | 1,459,567 |
| Segment results | 63,402 | 9,725 | 90,629 | (11,001) | 3,009 | 14,039 | 169,803 |

**(3) Profit from operating activities**

The Group's profit from operating activities is arrived at after charging depreciation amounting to HK$56,277,000 (2001: HK$51,301,000).

**(4) Taxation**

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profit assessable elsewhere have been calculated at the rates of taxation prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.







| | Unaudited Six months ended 30 September | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Company and its subsidiaries: | | |
| Hong Kong | **9,024** | 11,915 |
| Elsewhere | **1,837** | 951 |
| Deferred tax | **1,326** | – |
| | **12,187** | 12,866 |
| Share of tax attributable to associates: | | |
| Hong Kong | **–** | 30 |
| Elsewhere | **5,443** | 5,899 |
| | **5,443** | 5,929 |
| Share of tax attributable to jointly-controlled entities: | | |
| Elsewhere | **–** | 36 |
| Total | **17,630** | 18,831 |

**(5) Earnings per share**

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the six months ended 30 September 2002 of HK$92,057,000 (2001: HK$91,098,000) and 1,000,584,000 (2001: 1,000,584,000) shares in issue during the period.

(b) *Diluted earnings per share*

As the subscription prices of the share options outstanding during the six months period ended 30 September 2002 and 2001 are higher than the respective average market price of the Company's shares during both period, there is no dilution effect on the basic earnings per share.


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**(6) Trade and bills receivable**

The trade and bills receivable include trade debtors of HK$148,689,000 (2001: HK$88,430,000). The age analysis of trade debtors as at 30 September are as follows:

| | **2002** *HK$'000* | 2001 *HK$'000* |
|---|---|---|
| 0-3 months | **120,625** | 77,769 |
| 4-6 months | **17,665** | 6,405 |
| Over 6 months | **10,399** | 4,256 |
| | **148,689** | 88,430 |

Majority of the balances are on letter of credit (sight or usance).

**(7) Trade and bills payable**

The trade and bills payable include trade creditors of HK$221,948,000 (2001: HK$156,534,000). The age analysis of trade creditors as at 30 September are as follows:

| | **2002** *HK$'000* | 2001 *HK$'000* |
|---|---|---|
| 0-3 months | **183,267** | 136,447 |
| 4-6 months | **32,808** | 15,192 |
| Over 6 months | **5,873** | 4,895 |
| | **221,948** | 156,534 |

**(8) Reserves**

| | Share premium account (Unaudited) *HK$'000* | Contributed surplus (Unaudited) *HK$'000* | Asset revaluation reserve (Unaudited) *HK$'000* | Exchange fluctuation reserve (Unaudited) *HK$'000* | Non-distributable reserve (Unaudited) *HK$'000* | Retained profits (Unaudited) *HK$'000* | Total (Unaudited) *HK$'000* |
|---|---|---|---|---|---|---|---|
| At 1 April 2002 | 268,668 | 115,551 | 22,266 | (65,066) | 5,242 | 701,633 | 1,048,294 |
| Exchange realignment on translation of overseas subsidiaries, jointly-controlled entities and associates | - | - | - | 1,228 | - | - | 1,228 |
| Release upon disposal of a subsidiary | - | - | - | 856 | - | - | 856 |
| Transfer from retained profit | - | - | - | - | 43 | (43) | - |
| Net profit for the period | - | - | - | - | - | 92,057 | 92,057 |
| Interim dividend | - | - | - | - | - | (27,016) | (27,016) |
| At 30 September 2002 | 268,668 | 115,551 | 22,266 | (62,982) | 5,285 | 766,631 | 1,115,419 |


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色彩無限
JEANSWEST
真維斯

## INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of 2.70 HK cents (2001: 2.70 HK cents) per share for the six months ended 30 September 2002 to shareholders whose names appear on the register of members of the Company as at the close of business on Thursday, 19 December 2002. The interim dividend is expected to be paid to shareholders by post on or around Tuesday, 24 December 2002.

## CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 17 December 2002 to Thursday, 19 December 2002, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712 - 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Monday, 16 December 2002.

## REVIEW OF OPERATION

In the first half of the financial year under review, the global economic outlook fluctuated. At the beginning of the year, although strength of the economic rebound was weak, the market was still positive about recovery. However, in the wake of the accounting scandals, disappointing corporate earnings and other negative news, investors became less optimistic. Since the second quarter of this year, global equity markets experienced another round of downturn. Capital investments faltered and consumer confidence tumbled. Under this global situation, the price level of our exports could not be restored back to the level prior to the September 11 Event. Performance of export business was much worse when compared with the same period in 2001.

The economy of The People's Republic of China ("the PRC") remained buoyant. For the period ended 30 September 2002, the GDP and the import and export amounts of the PRC made record high, reporting a growth of 7.9% and 18.3% respectively when compared with last year. Foreign direct investments in the PRC also broke record and reported a growth of 38.4%. The foreign currency reserve of the PRC rose to around USD300 billions. The PRC was considered by global


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investors as the most popular and promising place for foreign investment, even better than the US. All the aforesaid could also be reflected in the 8.7% growth in retail consumption amounts. The Group's retail business in the Mainland managed to capture and share the benefit of such growths, and achieved cheering growth in sales amount. Turnover grew with double-digit, thus market share was enlarged. Profits also increased accordingly. "Jeanswest" became one of the most popular brandnames in casual wear. On the other hand, our retail business in Australia turned around and started to report profits after two years of consolidation and restructuring. Although turnover had been slightly affected by the closure of some non-profitable shops, profit margin improved.

Since all our staff worked hard in their respective posts to meet the challenges in this tough macro-economic environment, the Group managed to improve its operating efficiency and cost reduction. Inventory was maintained at a healthy level. The financial position of the Group was sound and solid. As at 30 September 2002, the net cash in hand increased to HK$587,000,000.

For the period ended 30 September 2002, the turnover of the Group's unaudited consolidated accounts was HK$1,621,170,000 (2001: HK$1,459,567,000) representing an increase of 11.07%. Net profit attributable to shareholders amounted to HK$92,057,000 (2001: HK$91,098,000) showing a slight increase of 1.05% when compared with the same period of last year. If effect of the disposal of subsidiaries on the net profit was taken out, the net profit was increased by 11.41%.

**1. Retail Operations**

During the first half of the year, the retail market in the PRC was buoyant against fierce market competition. New brands were introduced into the market every month. Consumers became more and more demanding in the selection of brands, products and service qualities. But the Management was able to meet the market demands by providing the right products, comprehensive storefront and after-sales services to our customers and increasing the number of franchised shops. Therefore, the Group's retail business in the PRC continued to report encouraging growth and maintained reasonable gross profit margins. The Management also made effort in relocating retail shops so as to make our shops more easily accessible by our customers. Our relentless effort in improving product mix and quality


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was also a factor attributing to the growth in turnover. During the period, the Group obtained the exclusive right to market casual wear products for the 2002 FIFA World Cup Korea/Japan in the PRC, the Group's brand image was thus boosted.

After two years of consolidation, our retailing in Australia turned around and the whole operation was back on track and became profitable. After the disposal of non-profitable brands and shops, the Management was able to deploy our resources in developing the core business and brands. In addition, there were improvements in exploring competitive product sources. Turnover was slightly down due to the closure of some shops. However, without taking into consideration of the strengthening of Australian dollars, the gross margin was restored to a healthy level.

As at 30 September 2002, the Group's retail network composed of 734 shops (2001: 724 shops). There were 565 shops (2001: 528 shops) in the PRC including 95 franchised shops, and 169 shops (2001:196 shops) in Australia, including 6 franchised shops. During the period, the total turnover of our retail business amounted to HK$799,082,000 (2001: HK$668,376,000) showing an increase of 19.56% when compared with last year.

## 2. Export Business

During the period, when the retail market in North America started to recover from the aftermath of the September 11 Event, the stock market was badly hit by some disappointing corporate earnings and the accounting scandals being discovered. Corporate investment thus contracted, consumer confidence index plunged and retail sentiment remained sluggish. Although the number of export orders remained steady, the price level could not be restored back to the level prior to the September 11 Event. Importers became very price conscious and always pressed for a shorter production lead-time. As a result, our export business was under-performed when compared with the same period last year. Thanks to our hard working staff in improving the efficiencies along the production supply chain, the aforesaid negative impacts on the Group were lessened. During the period, the export turnover amounted to HK$693,550,000 (2001: HK$687,131,000), showing an increase of 0.93% when compared with last year.


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### 3. Financial Position

The Group continued to manage its financial matters in a prudent manner, and thus maintained a healthy financial position during the period under review. As at 30 September 2002, total bank and related borrowings amounted to HK$248,597,000 (2001: HK$466,577,000) while cash and bank balances amounted to HK$835,670,000 (2001: 915,090,000). The Group held net cash of HK$587,073,000 (2001: HK$448,513,000). The calculation of debt to equity ratio (expressed as a percentage of bank and related borrowings net of cash and bank balances over total net assets of the Group) was therefore not applicable.

During the period under review, the Group entered into foreign currency forward contracts to hedge the currency risk in Australian dollars. As at 30 September 2002, the Group had contingent liabilities of HK$15,457,000 (2001: HK$18,034,000) associated with the export bill discounted with recourse.

### 4. Human Resources

As at 30 September 2002, the Group's total number of employees was about 26,000. Compared with market standard, their remuneration packages are competitive. In addition, bonus and share options may be granted to employees based on the Group's results and individual performance.

## PROSPECTS

The outlook of the global economy within the second half of the financial year still contains many uncertain variables. The possibility of US military manoeuvre against Iraq is imminent and its impacts may be far reaching. The market concerns about the probability of the slipping of the US economy into a double dip recession. The Management will continue to manage the Group's financial position prudently and focus on the development of the core business. If the US economy could avoid the double dip recession and recover through further reduction of the interest rate and effective tax reduction scheme, our export business will be more stable than that of last year.


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The most exciting part of our business is the retailing in the PRC. The Management will endeavour to maintain the growth momentum. In addition to opening more shops in prime area of first tier cities, more franchised shops will be launched to expand our network coverage. Investment in brand building will also be increased to enlarge market share.

As the Australian retail operations become profitable again, the Group will strive for expansion of market share and enhancement of profitability. The endeavour of exploring more flexible and competitive sources of supplies to further improve operating margin will be persisted. The Management has reasons to expect Australian operations to resume making steady profit contribution again.

The laws in the PRC require corporate accounting year-end to be on 31 December. Since the contribution from the PRC business keeps increasing in the Group's results, the Directors resolved to change the Company's accounting year-end from 31 March to 31 December with effect from this year so as to keep the financial reporting dates in line with those in the PRC and to aim at reducing the operating expenses.

## BOARD OF DIRECTORS

### Executive

| | |
|---|---|
| Mr. Charles Yeung, J.P. | *(Chairman)* |
| Mr. Yeung Chun Fan | *(Vice-chairman)* |
| Mr. Yeung Chun Ho | |
| Mr. Pau Sze Kee, Jackson | |
| Mr. Hui Chung Shing, Herman | |
| Ms. Cheung Wai Yee | |

### Independent non-executive

Mr. Wong Man Kong, Peter, J.P.
Mr. Lau Hon Chuen, G.B.S., J.P.

## COMPANY SECRETARY

Mr. Liu Cheung Yuen


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## DIRECTOR'S INTERESTS IN SECURITIES

As at 30 September 2002, the interests of the Directors in the securities of the Company or any of its associated corporations, within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), as recorded in the register kept by the Company under Section 29 of the SDI Ordinance were as follows:

| Name of director | Number of shares held | | | | Number of share options held |
|---|---|---|---|---|---|
| | Personal interests | Family interests | Corporate interests | Other interests | |
| Mr. Charles Yeung, J.P. | - | - | 627,844,000 *(note 1)* | - | - |
| Mr. Yeung Chun Fan | - | - | 627,844,000 *(note 1)* | - | 5,940,000 |
| Mr. Yeung Chun Ho | - | - | 32,430,000 *(note 2)* | - | 10,000,000 |
| Mr. Pau Sze Kee, Jackson | 9,370,000 | - | - | - | 9,962,000 |
| Mr. Hui Chung Shing, Herman | 6,250,000 | - | - | - | 10,000,000 |
| Ms. Cheung Wai Yee | 6,730,000 | - | - | - | 9,898,000 |
| Mr. Lau Hon Chuen, G.B.S., J.P. | 956,000 | - | - | - | - |

*Notes:*

1. 394,954,000 shares were held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr. Charles Yeung, J.P. and as to 48.066% by Mr. Yeung Chun Fan) and 232,890,000 shares were held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr. Charles Yeung, J.P. and as to 48.066% by Mr. Yeung Chun Fan), which together represented approximately an aggregate of 62.748% of the total number of issued shares of the Company.

2. 32,430,000 shares were held by Unicom Consultants Limited, a company wholly owned by Mr. Yeung Chun Ho, which represented approximately 3.241% of the total number of issued shares of the Company.


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Save as disclosed above, as at 30 September 2002, none of the Directors had any interests in any securities of the Company or any of its associated corporations, within the meaning of the SDI Ordinance, as recorded in the register kept by the Company under section 29 of the SDI Ordinance.

## SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the executive directors and other full-time employees of the Group. The Scheme became effective on 2 September 1996 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. As at 30 September 2002, the number of shares issuable under share options granted under the Scheme was 81,026,000, which represented approximately 8.098% of the Company's shares in issue as at that date. The maximum number of shares issuable under share options to each eligible participant in the Scheme is limited to 2.5% of the shares of the Company in issue at any time.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the Directors, and commences after a certain vesting period and ends on a date which is not later than 10 years from the date of the offer of the share options.

The subscription price of the share options is determinable by the Directors, but may not be less than the higher of (i) 80% of the average closing price of the ordinary shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the five trading days immediately preceding the date of the offer; and (ii) the nominal value of the ordinary shares of the Company.


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The following share options granted under the Scheme were outstanding during the period ended 30 September 2002:

| Name or category of participant | Number of shares in respect of options | | | | | Share options | | |
|---|---|---|---|---|---|---|---|---|
| | As at 1 April 2002 | During the period | | | As at 30 September 2002 | | | |
| | | Exercised | Lapsed | Cancelled | | Date of grant* | Subscription Price** | Exercised period |
| | '000 | '000 | '000 | '000 | '000 | | HK$ | |
| **Directors** | | | | | | | | |
| Yeung Chun Fan | 5,940 | - | - | - | 5,940 | 31/10/1997 | 1.800 | 31/10/1997 to 30/10/2007 |
| Yeung Chun Ho | 10,000 | - | - | - | 10,000 | 31/10/1997 | 1.800 | 31/10/1997 to 30/10/2007 |
| Pau Sze Kee, Jackson | 2,962 | - | - | - | 2,962 | 30/08/1997 | 2.564 | 16/09/1997 to 29/08/2007 |
| | 7,000 | - | - | - | 7,000 | 31/10/1997 | 1.800 | 31/10/1997 to 30/10/2007 |
| Hui Chung Shing, Herman | 10,000 | - | - | - | 10,000 | 31/10/1997 | 1.800 | 31/10/1997 to 30/10/2007 |
| Cheung Wai Yee | 2,404 | - | - | - | 2,404 | 30/08/1997 | 2.564 | 16/09/1997 to 29/08/2007 |
| | 7,494 | - | - | - | 7,494 | 31/10/1997 | 1.800 | 31/10/1997 to 30/10/2007 |
| | 45,800 | - | - | - | 45,800 | | | |
| Other employees in aggregate | 16,000 | - | (600) | (150) | 15,250 | 16/06/1997 | 2.876 | 15/06/2000 to 14/06/2007 |
| | 13,384 | - | (64) | - | 13,320 | 30/08/1997 | 2.564 | 16/09/1997 to 29/08/2007 |
| | 7,868 | - | (1,030) | - | 6,656 | 31/10/1997 | 1.800 | 31/10/1997 to 30/10/2007 |
| | 82,870 | - | (1,694) | (150) | 81,026 | | | |


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真維斯

No theoretical value of share options is disclosed as no share options were granted during the period.

* The vesting period of the share options is from the date of the grant until the commencement of the exercise period.

** The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time when the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional issued share capital at the nominal value of the shares, and the excess of the subscription price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date are deleted from the register of outstanding options.

## SUBSTANTIAL SHAREHOLDERS

As at 30 September 2002, the register kept by the Company under section 16(1) of the SDI Ordinance showed that the following shareholders had an interest of 10% or more of the issued share capital of the Company:

| | Number of shares held | | |
|---|---|---|---|
| Name of shareholder | Direct interest | Deemed interest | Percentage of issued share capital (%) |
| Mr. Charles Yeung, J.P. | - | 627,844,000 | 62.748 |
| Mr. Yeung Chun Fan | - | 627,844,000 | 62.748 |
| Glorious Sun Holdings (BVI) Limited | 394,954,000 | - | 39.472 |
| Advancetex Holdings (BVI) Limited | 232,890,000 | - | 23.275 |

*Note:* Mr. Charles Yeung, J.P. and Mr. Yeung Chun Fan were deemed to be interested in 627,844,000 shares, of which 394,954,000 shares related to the parcel of shares held by Glorious Sun Holdings (BVI) Limited, and 232,890,000 shares related to another parcel of shares held by Advancetex Holdings (BVI) Limited.


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Save as disclosed above, no other parties were recorded in the register as having an interest of 10% or more of the issued share capital of the Company as at 30 September 2002.

**CODE OF BEST PRACTICE**

Except that the independent non-executive Directors have no fixed terms of appointment and are subject to retirement by rotation in accordance with the bye-laws of the Company, the Directors are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 September 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange.

**AUDIT COMMITTEE**

The audit committee has reviewed the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters including the review of the unaudited interim results for the six months ended 30 September 2002.

**PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES**

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 September 2002.

By Order of the Board
**Charles Yeung, J.P.**
*Chairman*

Hong Kong, 2 December 2002



# JEANSWEST®

# 眞維斯

**旭日企業有限公司**

(於百慕達註冊成立之有限公司)

**2002/2003年度中期業績報告**


I feel... the warmth
冬日溫情
JEANSWEST
真維斯

## 中期業績

旭日企業有限公司(「本公司」)董事局欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止六個月之未經審核合併業績，連同上年同期之比較數字如下：

### 簡明合併損益表(未經審核)

| | | 截至九月三十日止六個月 | |
|---|---|---|---|
| | | 二零零二年 | 二零零一年 |
| | 附註 | 港幣千元 | 港幣千元 |
| 營業額 | (2) | **1,621,170** | 1,459,567 |
| 銷售成本 | | **(944,193)** | (816,582) |
| 毛利 | | **676,977** | 642,985 |
| 其他收入及收益 | | **46,844** | 48,329 |
| 銷售及分銷成本 | | **(326,341)** | (283,130) |
| 行政費用 | | **(224,198)** | (225,196) |
| 其他經營費用 | | **(12,584)** | (22,372) |
| 出售附屬公司之溢利／(虧損) | | **(513)** | 8,010 |
| 經營業務溢利 | (2)及(3) | **160,185** | 168,626 |
| 融資成本 | | **(13,304)** | (18,233) |
| 應佔溢利及虧損： | | | |
| 一共同控制公司 | | **1,085** | 3,756 |
| 一聯營公司 | | **19,809** | 23,653 |
| 除税前溢利 | | **167,775** | 177,802 |
| 税項 | (4) | **(17,630)** | (18,831) |
| 未計少數股東權益前溢利 | | **150,145** | 158,971 |
| 少數股東權益 | | **(58,088)** | (67,873) |
| 股東應佔經常業務純利 | | **92,057** | 91,098 |
| 中期股息 | | **27,016** | 27,016 |
| | | 港仙 | 港仙 |
| 每股盈利 | | | |
| 基本 | (5a) | **9.20** | 9.10 |
| 攤薄後 | (5b) | 不適用 | 不適用 |


I feel... the colour
色彩無限
JEANSWEST
真維斯

## 簡明合併資產負債表

| | 附註 | 未經審核<br>於二零零二年<br>九月三十日<br>*港幣千元* | 已審核<br>於二零零二年<br>三月三十一日<br>*港幣千元* |
|---|---|---|---|
| **非流動資產** | | | |
| 固定資產 | | **480,442** | 470,640 |
| 投資物業 | | **1,850** | 1,850 |
| 應佔共同控制公司權益 | | **20,018** | 17,125 |
| 應佔聯營公司權益 | | **70,603** | 79,842 |
| 永久配額 | | **801** | 2,217 |
| | | **573,714** | 571,674 |
| **流動資產** | | | |
| 存貨 | | **464,702** | 493,440 |
| 應收賬款及票據 | *(6)* | **341,316** | 231,853 |
| 預付款、按金及其他應收賬款 | | **203,784** | 178,409 |
| 現金及銀行結餘 | | **797,826** | 848,870 |
| 已抵押銀行存款 | | **37,844** | 41,706 |
| | | **1,845,472** | 1,794,278 |
| **流動負債** | | | |
| 應付賬款及票據 | *(7)* | **326,656** | 229,652 |
| 其他應付賬款及應付費用 | | **418,742** | 364,847 |
| 應付稅款 | | **23,747** | 15,110 |
| 計息銀行貸款及其他借款 | | **182,476** | 305,303 |
| | | **951,621** | 914,912 |
| **流動資產淨值** | | **893,851** | 879,366 |
| **總資產減流動負債** | | **1,467,565** | 1,451,040 |
| **非流動負債** | | | |
| 計息銀行貸款及其他借款 | | **66,121** | 30,037 |
| 少數股東長期貸款 | | **9,400** | 9,400 |
| 遞延稅項 | | **2,019** | 527 |
| | | **77,540** | 39,964 |
| **少數股東權益** | | **147,532** | 187,680 |
| | | **1,242,493** | 1,223,396 |
| **股本及儲備** | | | |
| 股本 | | **100,058** | 100,058 |
| 儲備 | *(8)* | **1,115,419** | 1,048,294 |
| 擬派股息 | | **27,016** | 75,044 |
| | | **1,242,493** | 1,223,396 |


I feel... the warmth
冬日溫情
JEANSWEST
真維斯

**簡明合併現金流量表(未經審核)**

| | 截至九月三十日止六個月 | |
|---|---|---|
| | 二零零二年 | 二零零一年 (經修訂) |
| | *港幣千元* | *港幣千元* |
| 經營業務之現金流入淨額 | **279,383** | 211,841 |
| 投資活動之現金流入/(流出)淨額 | **(28,917)** | 16,903 |
| 融資活動之現金流出淨額 | **(317,691)** | (215,072) |
| 現金及現金等額淨增加/(減少) | **(67,225)** | 13,672 |
| 於四月一日之現金及現金等額 | **813,773** | 744,738 |
| 外幣兑換率變動之淨影響 | **986** | (2,525) |
| 於九月三十日之現金及現金等額 | **747,534** | 755,885 |
| **現金及現金等額結存分析** | | |
| 現金及銀行結餘 | **797,826** | 807,080 |
| 銀行透支 | **(50,292)** | (51,195) |
| | **747,534** | 755,885 |

**簡明合併股東權益變動表(未經審核)**

| | 截至九月三十日止六個月 | |
|---|---|---|
| | 二零零二年 | 二零零一年 |
| | *港幣千元* | *港幣千元* |
| 於四月一日之股東權益總額 | **1,223,396** | 1,160,704 |
| 未反映在損益賬內之收益/(虧損)淨額－換算海外附屬公司、共同控制及聯營公司的匯兑調整 | **1,228** | (10,582) |
| 出售附屬公司時變現之匯兑虧損 | **856** | 7,861 |
| 期內純利 | **92,057** | 91,098 |
| 已付股息 | **(75,044)** | (75,044) |
| 於九月三十日之股東權益總額 | **1,242,493** | 1,174,037 |


I feel... the colour
色彩無限
JEANSWEST

## 簡明合併財務報表的附註

### (1) 主要會計政策及編製基準

本中期合併財務報表乃按照香港會計師公會頒佈之香港會計實務準則第25號「中期財務報告」而編製。

截至二零零二年九月三十日止六個月的中期合併財務報表為未經審核，惟已由本公司的審核委員會審閱。

本中期合併財務報表所採用之會計政策及計算方式均與截至二零零二年三月三十一日止年度的全年報告中所列載的一致，惟本集團已採納下列由香港會計師公會頒佈並於二零零二年一月一日或以後會計期間生效之全新或經修訂會計實務準則：

| | | |
|---|---|---|
| 會計實務準則第1號（經修訂） | : | 「財務報表之呈報」 |
| 會計實務準則第11號（經修訂） | : | 「外幣兌換」 |
| 會計實務準則第15號（經修訂） | : | 「現金流量表」 |
| 會計實務準則第33號 | : | 「終止業務」 |
| 會計實務準則第34號 | : | 「員工福利」 |

此等會計實務準則訂明了新的會計衡量及披露手法，本財務期間採用此等會計實務準則對本集團之溢利或股東權益並無重大影響，惟簡明中期合併財務報表中若干項目和結存的呈報方式須作出修訂以遵守此等全新規定。


I feel... the warmth
冬日溫情
JEANSWEST
真維斯

## (2) 分類資料

本集團按其業務及地區劃分之收入及業績分析如下：

### *(a) 按業務分類*

截至九月三十日止六個月(未經審核)

| | 零售業務 | | 出口業務 | | 其他業務 | | 綜合 | |
|---|---|---|---|---|---|---|---|---|
| | 二零零二年 | 二零零一年 | 二零零二年 | 二零零一年 | 二零零二年 | 二零零一年 | 二零零二年 | 二零零一年 |
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 分類收入: | | | | | | | | |
| 向外間顧客銷貨 | **799,082** | 668,376 | **693,550** | 687,131 | **128,538** | 104,060 | **1,621,170** | 1,459,567 |
| 其他收入及收益 | **2,424** | 3,341 | **16,302** | 13,177 | **21,311** | 19,210 | **40,037** | 35,728 |
| 總收入 | **801,506** | 671,717 | **709,852** | 700,308 | **149,849** | 123,270 | **1,661,207** | 1,495,295 |
| 分類業績 | **60,561** | 40,508 | **74,441** | 101,492 | **30,923** | 27,803 | **165,925** | 169,803 |
| 利息收入及未分配盈利 | | | | | | | **6,803** | 12,602 |
| 未分配費用 | | | | | | | **(12,543)** | (13,779) |
| 經營業務溢利 | | | | | | | **160,185** | 168,626 |
| 融資成本 | | | | | | | **(13,304)** | (18,233) |
| 應佔溢利及虧損： | | | | | | | | |
| 一共同控制公司 | | | | | | | **1,085** | 3,756 |
| 一聯營公司 | | | | | | | **19,809** | 23,653 |
| 除稅前溢利 | | | | | | | **167,775** | 177,802 |
| 稅項 | | | | | | | **(17,630)** | (18,831) |
| 未計少數股東權益前溢利 | | | | | | | **150,145** | 158,971 |
| 少數股東權益 | | | | | | | **(58,088)** | (67,873) |
| 股東應佔經常業務純利 | | | | | | | **92,057** | 91,098 |


I feel... the colour
色彩無限
JEANSWEST
真維斯

*(b)* *按地區分類*

截至二零零二年九月三十日止六個月(未經審核)

| | 中國內地 | 香港 | 美國 | 澳洲及紐西蘭 | 加拿大 | 其他 | 綜合 |
|---|---|---|---|---|---|---|---|
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| **分類收入：** | | | | | | | |
| **向外間顧客銷貨** | **555,015** | **80,094** | **603,952** | **280,907** | **33,928** | **67,274** | **1,621,170** |
| **分類業績** | **66,997** | **21,580** | **60,820** | **1,241** | **2,179** | **13,108** | **165,925** |

截至二零零一年九月三十日止六個月(未經審核)

| | 中國內地 | 香港 | 美國 | 澳洲及紐西蘭 | 加拿大 | 其他 | 綜合 |
|---|---|---|---|---|---|---|---|
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 分類收入: | | | | | | | |
| 向外間顧客銷貨 | 423,795 | 70,604 | 625,618 | 258,067 | 21,568 | 59,915 | 1,459,567 |
| 分類業績 | 63,402 | 9,725 | 90,629 | (11,001) | 3,009 | 14,039 | 169,803 |

**(3) 經營業務溢利**

本集團經營業務溢利已扣除折舊額共56,277,000港元(二零零一年：51,301,000港元)。

**(4) 稅項**

香港利得稅乃根據該期間之估計應課稅率16%(二零零一年：16%)作出撥備。其他地區之應課稅溢利之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。


I feel... the warmth
冬日溫情
JEANSWEST
真維斯

| | 未經審核 | |
|---|---|---|
| | 截至九月三十日止六個月 | |
| | 二零零二年 | 二零零一年 |
| | *港幣千元* | *港幣千元* |
| 本公司及其附屬公司： | | |
| 香港 | **9,024** | 11,915 |
| 其他地區 | **1,837** | 951 |
| 遞延稅項 | **1,326** | – |
| | **12,187** | 12,866 |
| 應佔聯營公司稅項： | | |
| 香港 | – | 30 |
| 其他地區 | **5,443** | 5,899 |
| | **5,443** | 5,929 |
| 應佔共同控制公司稅項： | | |
| 其他地區 | – | 36 |
| 總計 | **17,630** | 18,831 |

**(5) 每股盈利**

*(a) 每股基本盈利*

每股基本盈利乃根據截至二零零二年九月三十日止六個月之股東應佔純利92,057,000港元（二零零一年：91,098,000港元）及期內已發行1,000,584,000股（二零零一年：1,000,584,000股）計算。

*(b) 每股攤薄盈利*

由於截至二零零二年及二零零一年九月三十日止六個月期間尚未行使的本公司購股權認購價高於兩個期內的平均市場價，故每股基本盈利並沒有被攤薄。


I feel ... the colour
色彩無限
JEANSWEST
真維斯

**(6) 應收賬款及票據**

應收賬款及票據包括應收貿易賬款共148,689,000港元(二零零一年：88,430,000港元)，下列為於九月三十日應收貿易賬款之賬齡分析：

| | 二零零二年 | 二零零一年 |
|---|---|---|
| | *港幣千元* | *港幣千元* |
| 零至三個月 | **120,625** | 77,769 |
| 四至六個月 | **17,665** | 6,405 |
| 超過六個月 | **10,399** | 4,256 |
| | **148,689** | 88,430 |

大部份的結餘是按信用狀(即期或遠期)收款。

**(7) 應付賬款及票據**

應付賬款及票據包括應付貿易賬款共221,948,000港元(二零零一年：156,534,000港元)，下列為於九月三十日應付貿易賬款之賬齡分析：

| | 二零零二年 | 二零零一年 |
|---|---|---|
| | *港幣千元* | *港幣千元* |
| 零至三個月 | **183,267** | 136,447 |
| 四至六個月 | **32,808** | 15,192 |
| 超過六個月 | **5,873** | 4,895 |
| | **221,948** | 156,534 |

**(8) 儲備**

| | 股本溢價 | 繳入盈餘 | 資產重估儲備 | 外滙變動儲備 | 不可分派儲備 | 滾存溢利 | 總計 |
|---|---|---|---|---|---|---|---|
| | (未經審核) | (未經審核) | (未經審核) | (未經審核) | (未經審核) | (未經審核) | (未經審核) |
| | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* | *港幣千元* |
| 於二零零二年四月一日 | 268,668 | 115,551 | 22,266 | (65,066) | 5,242 | 701,633 | 1,048,294 |
| 換算海外附屬公司，共同控制及聯營公司的滙兑調整 | – | – | – | 1,228 | – | – | 1,228 |
| 出售附屬公司時變現 | – | – | – | 856 | – | – | 856 |
| 由滾存溢利轉入 | – | – | – | – | 43 | (43) | – |
| 期內純利 | – | – | – | – | – | 92,057 | 92,057 |
| 中期股息 | – | – | – | – | – | (27,016) | (27,016) |
| 於二零零二年九月三十日 | 268,668 | 115,551 | 22,266 | (62,982) | 5,285 | 766,631 | 1,115,419 |


I feel... the warmth
冬日溫情
JEANSWEST

## 中期股息

董事局議決派發截至二零零二年九月三十日止六個月中期股息每股2.70港仙(二零零一年：2.70港仙)予二零零二年十二月十九日(星期四)營業時間結束時名列本公司股東名冊之股東。中期股息之付款支票預期將約於二零零二年十二月二十四日(星期二)郵寄予各股東。

## 暫停辦理股份過戶登記

本公司將由二零零二年十二月十七日(星期二)至二零零二年十二月十九日(星期四)止(首尾兩天包括在內)暫停辦理股份過戶登記手續。為獲派發上述中期股息，所有股份過戶文件連同有關股票必須於二零零二年十二月十六日(星期一)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)登記。

## 業務回顧

回顧過去的半年，市場對世界經濟發展的取態有頗大的起伏。年初對經濟復甦，雖嫌力度不足，但普遍仍持樂觀態度；隨後因美國公司會計醜聞，及企業盈利未能如預期地改善等等利淡因素，使市場投資氣氛轉趨觀望。全球股市從第二季度開始節節下滑，使企業資本性投資縮減，美國消費市道亦開始逆轉。在這大環境下，出口貨品單價始終未能恢復至「九一一」前之水平。出口業務與去年同期比較遂大為遜色。

中國經濟依然活力十足。至九月底為止，國民生產總值比去年同期增長7.9%；進出口值亦比去年同期增長18.3%創歷年新高，外國直接投資增長38.4%又創紀錄。中國首次超越美國成為全球最吸引外資的國家，外匯儲備升達3,000億美元。以上的數據，


I feel... the colour
色彩無限
JEANSWEST
真維斯

亦反映在日常的消費上，零售消費比同期增長8.7%，集團在國內的零售業務，亦分享其經濟增長的利益。銷售總額的增幅令人欣喜，錄得雙位數的增長，市場份額較快擴大，利潤亦同步上升，位列最受歡迎的休閑服品牌之一。另外，澳洲零售業務經過兩年來之整頓，亦已從過往之逆勢扭轉過來，開始轉虧為盈。銷售額雖受店舖減少的影響而輕微下挫，但經營溢利卻已有可觀之改善。

全體員工在各自崗位上均能接受嚴峻形勢的挑戰，故集團整體工作效率有所提高，在成本撙節方面亦取得一定進展。庫存能維持於健康水平。財政狀況日益穩固。於今年九月三十日，手持淨現金已增至5.87億港元。

據未經審核的合併財務報表，截至二零零二年九月三十日期間的上半年營業額錄得1,621,170,000港元(二零零一年：1,459,567,000港元)，上升11.07%；股東應佔純利為92,057,000港元(二零零一年：91,098,000港元)，與去年同期相比微升1.05%。若減去出售附屬公司對純利的影響，純利上升了11.41%。

## (一) 零售業務

在上半年度，中國零售市道活躍，雖然競爭激烈，每月均有新品牌湧現，消費者對品牌、產品及服務亦要求日高；但是，由於管理層能切合市場需求提供適當之商品，周全的售前與售後服務，並刻意地增添加盟店，故集團在中國內地的零售業務繼續錄得令人鼓舞的增長，毛利率亦得以保持。期內管理層不斷調整零售網絡之幅蓋面，使店舖分佈更為合理，令顧客更加方便惠顧。另外，對


I feel... the warmth
冬日溫情
JEANSWEST

產品組合及其質量之改善亦不敢鬆懈，從而能保持銷售額增長之勢頭。期內更取得二零零二年在韓國、日本舉行的世界杯休閑服在中國的獨家銷售權，此舉亦提高了「真維斯」的品牌形象。

澳洲零售業務經過過去兩年多認真的整頓後，業已轉虧為盈。一切運作開始重上軌道。由於已將虧蝕之品牌及店鋪處理，故管理層能將資源集中於核心業務和核心品牌，在開發具競爭力的貨源上，亦已漸見成效。由於店鋪數目較去年同期減少，故銷售總額出現輕微的收縮，在不計入澳元匯率改善這因素，毛利率亦已能恢復至較健康的水平。

上半年度截至二零零二年九月三十日止，集團零售網絡有店鋪734間（二零零一年： 724間）；中國零售店鋪有565間（二零零一年：528間），包括95間特約經銷店；在澳洲「Jeanswest」的店鋪合共有169間（二零零一年：196間），包括6間特約經銷店。期內合共錄得營業額達799,082,000港元（二零零一年：668,376,000港元），對比去年同期上升19.56%。

## （二）出口業務

期內當北美零售市道剛從「九一一」的震撼中穩定下來之際，股市卻受到部份企業盈利不前及會計醜聞等負面影響而下滑，致使企業投資繼續收縮，消費者信心指數下滑至新低，零售市道日趨呆滯。出口單量雖相較去年下半年為穩定，但單價始終未能恢復至「九一一」前之水平。故出口業績與去年同期比較，難免大為遜色。現時買家對商品價格仍然甚為敏感，對生產週期則要求進一步壓縮。由於各員工在生產供應鍊各環節中取得明顯的改善，故能將上述的沖擊減輕。期內錄得出口額為693,550,000港元（二零零一年：687,131,000港元），與去年同期比較微升0.93%。


I feel... the colour
色彩無限
JEANSWEST
真維斯

(三) 財務狀況

本集團繼續以審慎態度處理財務事宜，故期內財務狀況良好。於九月三十日的銀行及相關借貸為248,597,000港元(二零零一年：466,577,000港元)；但現金及銀行結存為835,670,000港元(二零零一年：915,090,000港元)；集團持淨現金達587,073,000港元(二零零一年：448,513,000港元)。負債與資本比率(即本集團銀行及相關借貸，扣除銀行結存及現金後，除以資產淨值總額所得之百分比)之計算並不適用。

於回顧期間，本集團所訂立的外匯期貨合約均是用以減低澳元收入之匯兑風險。於九月三十日，本集團有或然負債15,457,000港元(二零零一年：18,034,000港元)。該項或然負債為貼現可追溯之出口票據。

(四) 人力資源

於二零零二年九月三十日，本集團之僱員總數約26,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予花紅及購股權。

## 業務展望

展望下半年世界經濟仍存著不少不穩定因素。美國是否攻打伊拉克，以及所產生的影響依然是未知數。市場十分關注美國經濟會否出現「雙沉衰退」的局面。故管理層以「持盈保泰」為基本的策略，繼續謹慎理財及專注核心業務。如果由於美元息率進一步下調，以及美國減税啟動經濟的措施，而令美國經濟不致出現「雙沉衰退」，出口業務將會較去年平穩。


I feel... the warmth
冬日溫情
JEANSWEST
真維斯

中國零售業務最令人鼓舞。管理層除繼續努力保持銷售額增長外，亦會繼續在一線城市的黃金地段增設龍頭舖。同時，以特許經營方式增加零售網絡之幅蓋面。品牌推廣方面亦會加強力度，以進一步鞏固及增加市場份額。

澳洲零售業務已恢復獲利，管理層將著力於研究如何擴大市場佔有率及提升盈利能力。並將繼續開發更多具競爭力的貨源，以進一步改善毛利率。管理層有理由相信澳洲業務會重新為集團提供盈利貢獻。

此外，由於中國業務佔集團整體業績之份額日益增大，而當地法律規定以每年十二月三十一日為會計年度的年結日；故本公司董事局決定自本年開始，年結日從三月三十一日改為十二月三十一日，以節約營運開支。

## 董事局

### 執行董事

楊釗太平紳士 *(董事長)*
楊勳先生 *(副董事長)*
楊浩先生
鮑仕基先生
許宗盛先生
張慧儀女士

### 獨立非執行董事

王敏剛太平紳士
劉漢銓　金紫荊星章，太平紳士

## 公司秘書

廖祥源先生


I feel... the colour
色彩無限
JEANSWEST
真維斯

## 董事於證券權益

於二零零二年九月三十日，根據本公司按證券(公開權益)條例(「公開權益條例」)第二十九條所置存之登記冊所載，本公司董事持有本公司或其任何聯繫公司(按公開權益條例界定)之證券權益如下：

| 董事姓名 | 所持股份數目 | | | | 所持購股權之可認購股份數目 |
|---|---|---|---|---|---|
| | 個人權益 | 家族權益 | 公司權益 | 其他權益 | |
| 楊釗太平紳士 | – | – | 627,844,000 *(註1)* | – | – |
| 楊勳先生 | – | – | 627,844,000 *(註1)* | – | 5,940,000 |
| 楊浩先生 | – | – | 32,430,000 *(註2)* | – | 10,000,000 |
| 鮑仕基先生 | 9,370,000 | – | – | – | 9,962,000 |
| 許宗盛先生 | 6,250,000 | – | – | – | 10,000,000 |
| 張慧儀女士 | 6,730,000 | – | – | – | 9,898,000 |
| 劉漢銓 金紫荊星章，太平紳士 | 956,000 | – | – | – | – |

*註：*

1. 394,954,000股股份是由Glorious Sun Holdings (BVI) Limited持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%)；232,890,000股股份由Advancetex Holdings (BVI) Limited持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%)，合共約佔本公司已發行股份62.748%。

2. 32,430,000股股份是由Unicom Consultants Limited持有(該公司為楊浩先生全資擁有)，約佔已發行股份3.241%。


I feel... the warmth
冬日溫情
JEANSWEST

除上文披露外，於二零零二年九月三十日，根據本公司按公開權益條例第二十九條所置存之登記冊所載，本公司董事概無於本公司或其任何聯繫公司(按公開權益條例界定)之證券中持有任何權益。

## 購股權計劃

本公司採用之購股權計劃(「計劃」)，旨在為對本集團業務成就作出貢獻之合資格參與者提供激勵及獎賞。計劃之合資格參與者包括本集團之執行董事及全職僱員。計劃於一九九六年九月二日生效，除非另行註銷或修訂，否則計劃將於該日起計十年內仍然有效。

根據計劃，現時可授出之尚未行使購股權數目最多可相等於其獲行使時佔本公司任何時間之已發行股份之10%。於二零零二年九月三十日，根據計劃已授出之購股權可發行之股份數目為81,026,000股，佔於該日之本公司已發行股份約8.098%。根據計劃向各參與者授出之購股權可發行之股份數目最多佔本公司任何時間之已發行股份之2.5%。

提呈授出之購股權可於提呈日期起計28日內接納，而獲授人須支付合共港幣1元之象徵式代價。所授出之購股權之行使期由董事局釐定，並由若干歸屬期後開始，而屆滿日期不得遲於提呈購股權日期起計十年。

購股權之認購價由董事局釐定，但不可低於下列兩者中以較高者：(i)本公司普通股於緊接提呈日期前五個交易日在香港聯合交易所有限公司(「聯交所」)之平均收市價之80%；及(ii)本公司普通股之面值。


I feel... the colour
色彩無限
JEANSWEST
真維斯

截至二零零二年九月三十日止期間內根據計劃授出而尚未行使之購股權如下：

| | 購股權數目 | | | | | 購股權 | | |
|---|---|---|---|---|---|---|---|---|
| | | 年內 | | | | | | |
| 參與者<br>姓名或類別 | 於二零零二<br>年四月一日<br>'000 | 行使<br>'000 | 失效<br>'000 | 取消<br>'000 | 於二零零二年<br>九月三十日<br>'000 | 授出日期* | 認購價**<br>港幣元 | 行使期間 |
| 董事 | | | | | | | | |
| 楊勳先生 | 5,940 | - | - | - | 5,940 | 一九九七年<br>十月三十一日 | 1.800 | 一九九七年十月三十一日<br>至二零零七年十月三十日 |
| 楊浩先生 | 10,000 | - | - | - | 10,000 | 一九九七年<br>十月三十一日 | 1.800 | 一九九七年十月三十一日<br>至二零零七年十月三十日 |
| 鮑仕基先生 | 2,962 | - | - | - | 2,962 | 一九九七年<br>八月三十日 | 2.564 | 一九九七年九月十六日<br>至二零零七年八月二十九日 |
| | 7,000 | - | - | - | 7,000 | 一九九七年<br>十月三十一日 | 1.800 | 一九九七年十月三十一日<br>至二零零七年十月三十日 |
| 許宗盛先生 | 10,000 | - | - | - | 10,000 | 一九九七年<br>十月三十一日 | 1.800 | 一九九七年十月三十一日<br>至二零零七年十月三十日 |
| 張慧儀女士 | 2,404 | - | - | - | 2,404 | 一九九七年<br>八月三十日 | 2.564 | 一九九七年九月十六日<br>至二零零七年八月二十九日 |
| | 7,494 | - | - | - | 7,494 | 一九九七年<br>十月三十一日 | 1.800 | 一九九七年十月三十一日<br>至二零零七年十月三十日 |
| | 45,800 | - | - | - | 45,800 | | | |
| 其他僱員總計 | 16,000 | - | (600) | (150) | 15,250 | 一九九七年<br>六月十六日 | 2.876 | 二零零零年六月十五日<br>至二零零七年六月十四日 |
| | 13,384 | - | (64) | - | 13,320 | 一九九七年<br>八月三十日 | 2.564 | 一九九七年九月十六日<br>至二零零七年八月二十九日 |
| | 7,686 | - | (1,030) | - | 6,656 | 一九九七年<br>十月三十一日 | 1.800 | 一九九七年十月三十一日<br>至二零零七年十月三十日 |
| | 82,870 | - | (1,694) | (150) | 81,026 | | | |


I feel... the warmth
冬日溫情
JEANSWEST
真維斯

由於期內並無授出任何購股權，故未有購股權預期價值披露。

* 購股權之歸屬期由授出日期起直至行使期開始為止。

** 購股權之認購價須就供股或發行紅股或本公司股本之其他類似變動而作出調整。

除非所授出之購股權獲行使，否則有關購股權之財務影響不會記錄於本公司或本集團之資產負債表內，而有關購股權之成本亦不會於損益表或資產負債表內扣除。於購股權行使時，因此發行之股份乃由本公司按股份面值入賬列作額外股本，而每股認購價超逾股份面值之數額乃由本公司列入股份溢價賬。於行使日期前註銷之購股權將從尚未行使購股權登記冊內刪除。

## 主要股東

於二零零二年九月三十日，根據本公司按公開權益條例第十六(1)條所置存之登記冊內所載，擁有本公司已發行股本10%或以上權益之主要股東詳情如下：

| 股東名稱 | 所持股份數目 | | 佔已發行股本百分比 |
|---|---|---|---|
| | 直接權益 | 應計權益 | (%) |
| 楊釗太平紳士 | – | 627,844,000 | 62.748 |
| 楊勳先生 | – | 627,844,000 | 62.748 |
| Glorious Sun Holdings (BVI) Limited | 394,954,000 | – | 39.472 |
| Advancetex Holdings (BVI) Limited | 232,890,000 | – | 23.275 |

註： 楊釗太平紳士及楊勳先生均被視為擁有627,844,000股股份，其中394,954,000股與Glorious Sun Holdings (BVI) Limited 所持之一批股份有關，另232,890,000股與Advancetex Holdings (BVI) Limited所持之一批股份有關。


I feel... the colour
色彩無限
JEANSWEST
真維斯

除上文披露者外，根據本公司按公開權益條例第十六(1)條所置存之登記冊所載，概無其他人士於二零零二年九月三十日擁有本公司已發行股本10%或以上之權益。

## 最佳應用守則

除了獨立非執行董事並無固定任期，且須根據本公司之公司細則輪值退任外，各董事概無知悉任何資料，足以合理地顯示本公司現時或截至二零零二年九月三十日止六個月內之任何時間，未有遵守聯交所證券上市規則附錄十四所列載之最佳應用守則。

## 審核委員會

審核委員會已審閱本集團採納之會計政策及慣例，並曾討論審核、內部監控及財務申報事宜，當中包括審閱截至二零零二年九月三十日止六個月之未經審核業績。

## 購買、出售或贖回本公司之上市證券

於截至二零零二年九月三十日止六個月內，本公司或其附屬公司概無購買、出售或贖回本公司之上市證券。

承董事局命
*董事長*
**楊釗**太平紳士

香港，二零零二年十二月二日